8/24

05010713

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austriamicrosystems AG

*CURRENT ADDRESS

PROCESSED

AUG 2 5 2005

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34824 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/25/05

82-34829

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2005 AUG 24

ARS
12-31-04

ANNUAL REPORT 2004

austriamicrosystems

a leap ahead

KEY FIGURES

REVENUES BY STRATEGIC BUSINESS UNIT


FULL SERVICE FOUNDRY 19 %
COMMUNICATIONS 27 %
AUTOMOTIVE 18 %
INDUSTRY & MEDICAL 36 %

REVENUES BY REGIONS 2004


AMERICAS 11 %
ASIA 8 %
EUROPE (EMEA) 81 %

in millions of EUR	2004	2003	Changes to 2003
Revenues	160.5	134.4	19.4 %
Products	129.8	114.3	13.6 %
Foundry & Other	30.7	20.1	52.7 %
Total order backlog	45.3	42.8	5.8 %
Gross margin	43 %	40 %	
R & D expenses	30.8	30.9	-0.3 %
Results from operations	20.6	4.9	320.4 %
as % of revenues	13 %	4 %	
Net result	3.7	0.6	516.7 %
Earnings per share (in EUR)	0.36	0.06	500.0 %
Earnings per share (in CHF)	0.56	0.09	522.2 %
Cash-flow from operations	38.9	12.9	201.6 %
Capital expenditure	21	23.3	-9.9 %
Total assets	250	251	-0.4 %
Equity ratio	45 %	27 %	
Employees (average)	819	808	1.4 %

HIGHLIGHTS 2004

IPO on the SWX Swiss Exchange in Zurich	The successful initial public offering in a complex market environment forms an excellent basis for the further growth of austriamicrosystems; the IPO proceeds are used for early debt retirement.
New product segment Standard Linear	The strategic entry into an important segment of the analog semiconductor market allows for the increased utilization of the existing broad IP (Intellectual Property) base. Attractive margins in the Standard Linear area secure our profitable growth.
Global distribution network	The setup of a global distribution network in the United States, Europe, Asia and Japan is the key for faster growth in our standard and Standard Linear products. Leading partners are marketing our products with more than 400 salespeople worldwide.
Launch of product family for portable audio players	Our solutions for audio sub-systems and complete systems for portable audio players cover all technologies, such as flash memory and hard disk drives, and are technologically state-of-the-art. They offer significantly longer playtimes with exceptional audio quality and receive strong acceptance from major market participants.
Launch of product family Magnetic Rotary Encoders	With this product family we offer world-leading solutions for a multitude of applications in the industrial and automotive areas. The world's smallest 10-bit magnetic rotary encoder AS5040 receives a "Product of the Year" award in the United States and is one of the most successful product introductions in our corporate history.
Further expansion of wafer fab B	Extending the capacity of the new state-of-the-art 200mm production facility to 5,200 WSPM (wafer starts per month) creates an optimal platform for further growth. Production costs per wafer can be significantly reduced.
New design center in Pavia/Italy	The new design center specializes in Standard Linear products and complements our design centers in Austria, Switzerland, Italy and India. The experienced design team works closely together with the local university in an R&D cooperation.
ISO/TS16949 quality certification	The latest international quality standard is the successor of QS 9000 and VDA 6.1 which we have fulfilled for a long time. We are therefore one of the few analog semiconductor manufacturers worldwide fully meeting the stringent quality standards of the automotive industry.





CONTENT

PREFACE BY THE MANAGEMENT BOARD



Michael Wachsler-Markowitsch
John A. Heugle

Dear Shareholders, Customers and Employees

For austriamicrosystems, 2004 was marked by its successful initial public offering as well as significant growth compared to the previous year. The successful introduction of important key products and new product groups, the expansion of our global customer base and the increased demand in our target markets allowed us to significantly increase sales resulting in strongly improved earnings.

Our technological competence and close cooperation with our customers and partners have strengthened our position in the global semiconductor market further. We have an excellent reputation worldwide for the design and manufacturing of analog ICs with low power consumption and high accuracy, based on more than 20 years of experience in analog design. Our clear focus on the analog high-performance IC segment and the rapid expansion of our standard product range allow us to expect further improvement of our market position in the future.

May 17, 2004 was the first day of trading for austriamicrosystems shares on the SWX Swiss Exchange in Zurich. The stock exchange listing enables new shareholders to participate in our company's success and creates higher transparency for our customers and business partners. We are convinced that the stock exchange listing will also enhance austriamicrosystems' attractiveness as an employer. From issuing 2 million new shares in the IPO, the company received proceeds of more than EUR 41 million, of which EUR 40 million were used for the early repayment of long-term debt, leading to a significant improvement in the balance sheet structure.

In the communications market segment, the pace of innovation in the field of mobile devices remains high. The expanding functionality of these devices requires an ever-increasing number of complex analog ICs. The industrial, medical and automotive market segments also call for increasingly comprehensive and higher-value chip solutions due to rising performance requirements. Our business unit Full Service Foundry, which operates as a highly-specialized contract manufacturer, was also able to grow its business and to newly add several renowned customers in parallel to the capacity expansion of our state-of-the-art 200mm wafer fab to 5,200 WSPM (wafer starts per month).

Despite the continued decline of the value of the US dollar, we were able to significantly increase revenues in all areas in the financial year 2004. The consolidated group revenues grew by 19.4% compared to the previous year. At the same time, austriamicrosystems was able to increase its result from operations by more than threefold. The positive results of the last financial year and the accelerated repayment of long-term debt with proceeds from the initial public offering considerably strengthened our equity base. Looking at our internal systems, we completely converted our financial reporting to the new international IFRS standard in the context of the IPO. Furthermore, over the past year, we successfully implemented a comprehensive SAP-based enterprise software solution in less than 12 months.

In R&D, austriamicrosystems increased expenditures again in the past year with the clear objective of expanding and sustaining its leading position in the global market. Our technological leadership position in the design and manufacturing of highly-integrated analog circuits is based, among other things, on austriamicrosystems' intensive R&D activities over many years. Our close cooperation with customers and academic institutions all over the world in a large number of R&D projects provides a broad base for our sustained success. For instance, the new design center in Pavia/Italy – which we opened in the fall of 2004 – closely cooperates with the University of Pavia in the field of IC design.

The launch of our new product segment Standard Linear in the last financial year was of particular importance. Standard Linear products fulfill individual, defined analog functions acting as building blocks. They cover a large number of applications in a wide range of electronic devices and represent a very important segment of the analog semiconductor market. As part of its platform and derivative strategy, austriamicrosystems continues to leverage its existing broad IP (Intellectual Property, proprietary intellectual property) base with a steadily growing portfolio of Standard Linear ICs. In this field, we concentrate on high-performance solutions with attractive margins.

In order to drive market penetration of our products, and in particular the Standard Linear products, we have during the last year built a global network of leading distributors, the classic distribution channel for standard semiconductor products. Via our distribution partners, we comprehensively cover the North and South American, European and Asian/Pacific markets and can access a range of attractive new customer segments. We were able to win over two leading players in this field as partners for major market areas: Future Electronics, one of the Top 3 electronic components distributors worldwide, sells our standard product portfolio in the United States and in specific

PREFACE BY THE MANAGEMENT BOARD

European markets, while NuHorizons markets austriamicrosystems' entire range of standard products in the Asian/Pacific region. The global distribution network, from which we are already expecting meaningful revenues in the current year, opens up new growth and market opportunities for austriamicrosystems and considerably strengthens our position in the analog IC market.

Furthermore, in the 2004 financial year, numerous new products were released for large scale production and introduced to the market, such as a family of high performance ICs for portable music players or the AS5040 magnetic rotary encoder. The newly-introduced product family in the area of portable audio solutions for MP3 offers comprehensive functionality and market-leading performance features with very high integration density. This product family exemplifies our extensive design expertise for analog ICs and is well-accepted in the market. Based on market success already achieved, austriamicrosystems foresees significant future growth potential for this product segment. The extremely successful market launch of the world's smallest magnetic 10-bit rotary sensor clearly demonstrates austriamicrosystems' technological leadership in sensor interfaces. With a wide spectrum of applications in the automotive and industrial segments, this product area is positioned to become an important mid-term growth driver for our company.

austriamicrosystems' existing branch offices in Hong Kong, Singapore, Japan, Korea, China and Taiwan form an excellent sales organization in key markets in Asia, in addition to our locations in the United States and major European markets. By opening additional branch offices in India and Malaysia, we are further expanding our market presence in this growth region in the current year.

For 2005, we expect the positive development of the austriamicrosystems group's activities to continue. Our significantly increased sales activities in major geographic markets form a strong base for expansion of our global business. In this context, Asia and North America will remain important areas of future growth. By combining technological competence and innovation with continuing active management of our cost base, austriamicrosystems pursues and implements its goals and strategies, laying the foundation for further profitable growth. However, should the world economy or the worldwide demand for semiconductors in 2005 become significantly weaker than currently expected, our business development is likely to be affected as well.

With its innovative products and development projects, austriamicrosystems is well-positioned in a number of important market segments, which are expected to show considerable additional growth beyond the current year. At the same time, we were able to conclude major contracts with international partners in the last year which open up new business opportunities and application areas for us. In light of this, austriamicrosystems expects additional sales growth for the 2005 financial year as well as a noticeable improvement of our earnings potential.

At this point, we sincerely want to thank our employees for their strong personal commitment and their achievements over the past financial year, a highly successful year for austriamicrosystems. We are aware that our employees' expertise and qualifications as well as their motivation, commitment and flexibility are pre-requisites for our long-term success.

We would also like to express our gratitude to our customers and partners for the trust they have placed in austriamicrosystems. We are committed to them as well as our shareholders and employees based on our goal to expand our position as one of the world's leading suppliers of analog semiconductors.

John A. Heugle
Chief Executive Officer

Michael Wachsler-Markowitsch
Chief Financial Officer

PREFACE BY THE CHAIRMAN OF THE SUPERVISORY BOARD

Ladies and Gentlemen

2004 was a successful year for austriamicrosystems. Our company's positive performance shows the successful implementation of our corporate goals and strategies. At the same time, the company's IPO stands as a new milestone for the austriamicrosystems group.

Management's clear and consistent focus on profitable growth with new innovative products, existing ICs and their derivatives has successfully positioned austriamicrosystems in its key markets worldwide. Our market- and customer-oriented R&D activities enable our company not only to hold a leading position in technology but also to anticipate market and customer needs and requirements ahead of time. austriamicrosystems continues to invest in R&D, this includes the ongoing close cooperation with the universities in proximity to our design centers in Graz/Austria, Rapperswil/ Switzerland as well as in Pisa and Pavia/Italy.

For more than 20 years, our company has deliberately focused on analog ICs and therefore positioned itself precisely at the important interfaces between the world of analog and digital signals. In order to gain broader market access, Management has added a new focus to its standard product strategy over the past one and a half years. The existing segments of application specific integrated circuits (ASICs) and application specific standard products (ASSPs) were complemented by Standard Linear products which fulfill specific analog functions acting as analog building blocks. The attractiveness of Standard Linear products lies in a significant broadening of the revenue base as new customer segments can be served via distributors, the typical sales channel for these products, and also in the achievable margins in combination with comparatively lower development costs.

The growing demand for austriamicrosystems' products in all regions worldwide last year attests to the company's strategic orientation with its strong market and customer focus. At the same time, austriamicrosystems' positive performance last year is a result of the expansion of the sales network we started two years ago in all regions, with a specific focus on Asia, and also of the close cooperation with leading players in all our target markets in a large number of design projects.

The performance of the austriamicrosystems share following the successful IPO in an extremely challenging capital markets environment was quite restrained at first, but stabilized towards year end and continued to develop very positively after the end of last year.

The success factors for a high tech company competing in the international market, such as austriamicrosystems, are – besides a high degree of technological competence – global market presence, highest quality standards and highly-qualified, committed employees. austriamicrosystems is well-equipped with these attributes and thus very well prepared to continue on its successful path.

I would like to express my recognition to Management, staff representatives and all employees of austriamicrosystems for their performance and success in the 2004 business year. I would also like to thank our shareholders, customers and partners for the trust they have placed in austriamicro-systems.

Guido Klestil
Chairman of the Supervisory Board

COMPANY PROFILE AND CORPORATE STRATEGY

Company Profile

austriamicrosystems is a global leader in the design and manufacture of high performance analog ICs (integrated circuits). The company develops and manufactures state-of-the-art customized and standard products in the analog segment of the semiconductor market. Our range of products includes application-specific integrated circuits (ASICs), application-specific standard products (ASSPs) as well as Standard Linear ICs.

In the segment Products, which comprises the business units Communications, Industry & Medical and Automotive, austriamicrosystems focuses on power management, sensors and sensor interfaces, portable audio systems and car access systems. austriamicrosystems is also active as a specialized contract manufacturer in the segment Full Service Foundry. By combining more than 20 years of system know-how and experience in analog chip design with its own state-of-the-art production and test facilities, the company offers the advantages of a vertically-integrated full service provider.

austriamicrosystems turns its specific expertise in low power consumption and high accuracy successfully into technologically-leading, highly-integrated ICs in its product business. Many of the company's customers are well-known international brands which rely on austriamicrosystems as their sole supplier of choice.

State-of-the-Art Manufacturing Technologies

austriamicrosystems offers state-of-the-art process technologies, such as CMOS, HV-CMOS, BiCMOS and SiGe (silicon germanium) for highly-integrated analog and mixed signal ICs and continues to develop them further. Our company was the only European foundry provider to be voted into the Top Ten worldwide in the Silicon Strategies Report "Silicon Foundry of the Year 2003". The strategic cooperation formed in 2001 with Taiwan Semiconductor Manufacturing Company (TSMC), the world's largest IC contract manufacturer, secures access to state-of-the-art production processes and technological innovations for both partners.

High Tech Products

austriamicrosystems' microchips are used worldwide in almost every aspect of life where they fulfil complex tasks in electronic devices – in mobile phones, MP3 players and other handheld devices, in insulin pens, blood glucose meters, diagnostic imaging equipment such as computer tomographs, car key immobilizers, keyless go systems, electronic vehicle stability systems (ESP), rain sensors and electronic electricity meters, to name but a few.

Global Presence

austriamicrosystems employs over 800 highly qualified staff at its manufacturing, design and sales locations in Europe, America and Asia/Pacific and is present in major markets worldwide with its own sales offices and dedicated customer support.

After establishing a global network of leading specialised distributors for electronic components, austriamicrosystems has excellent access to a broad customer base for standard products in Europe, America and Asia/Pacific.

Quality and Environmental Management

austriamicrosystems ensures highest quality standards with certifications according to the latest international quality management standard ISO/TS 16949:2002 as well as ISO 9001:2000, QS 9000, VDA 6.1 and Ford's Q1 standard. These certifications make our company one of the few semiconductor manufacturers worldwide to meet the stringent quality requirements of the automotive industry. austriamicrosystems also strives to be a leader in environmental practices and is one of the first semiconductor manufacturers to be awarded certification under ISO 14001:1996 and EMAS (EU standard for eco-management).

Corporate Strategy

"The real world is analog!"

The world around us is full of analog signals, such as sound, light, pressure or temperature. Therefore, the increasing use of digital technology in many areas of our daily lives is only possible if these analog signals can be converted into the digital world and re-converted out of it. austriamicrosystems positions itself at this interface between analog and digital signals as a supplier of high performance ICs for analog applications.

austriamicrosystems has over more than 20 years built extensive expertise in the area of analog semiconductors and is now one of the world's leading companies in this segment which comprises nearly 20 % of the entire global semiconductor market. The specific know-how required to develop

COMPANY PROFILE AND CORPORATE STRATEGY

microchips and production technologies for processing and converting analog signals is highly complex and can only be gained through many years of experience.

Clear Focus on Leadership in Selected Segments

austriamicrosystems' strategy consists of targeting selected market segments and applications, where it has a competitive edge due to its existing expertise, with leading-edge products. Here, austriamicrosystems focuses on the following four key areas of competence: Power Management, Sensors & Sensor Interfaces, Portable Audio and Car Access, in all of which the company holds a leading position in the global market. In these areas, austriamicrosystems can fully leverage its technological strengths: minimized power consumption, highest levels of accuracy and high integration of analog circuits.

austriamicrosystems implements this strategy through its business units Communications, Industry & Medical and Automotive which are dedicated to covering the corresponding market and application segments. Thus, focusing the company's resources following comprehensive evaluation of target segments enables austriamicrosystems to develop leading-edge high performance analog solutions.

Accelerated Expansion of Standard Products Offering

austriamicrosystems designs and manufactures analog semiconductors not only as standard product solutions but also as customer-specific microchips, so-called ASICs (Application Specific Integrated Circuits). While customized solutions represent a significant share of our activities and dominate in a number of applications, austriamicrosystems focuses particularly on expanding its portfolio of standard analog products. These products can be offered to a variety of customers either for particular applications or as building blocks with specific analog functions for use in a wide range of end products. They offer austriamicrosystems broader market coverage with lower risk and maximum utilization of the existing analog expertise.

Standard Linear: a New Product Segment

The strategic decision to design and offer Standard Linear products has given austriamicrosystems the opportunity to utilize its design know-how and IP (Intellectual Property), which was built over many years, several times and as extensively as possible. Standard Linear products fulfill one specific analog function and can act as building blocks. They are used in most electronic devices to a higher or lower extent and, therefore, represent one of the largest segments of the analog semiconductor market.

The number of suppliers of Standard Linear products is, however, limited as highly-specialized know-how in analog chip design is required to operate in this market segment. Due to this, the Standard Linear market segment provides excellent growth opportunities for austriamicrosystems while offering very good profitability. austriamicrosystems' business activities in this area are therefore being actively expanded, for example through the opening of the new design center in Pavia/Italy which focuses on Standard Linear products, as this area is expected to develop into an important mainstay of revenues in the medium term.

Platform and Derivative Strategy in Product Development

austriamicrosystems pursues a dedicated platform and derivative strategy with the goal of utilizing and re-using the existing in-house IP (Intellectual Property) as often as possible. To this end, product platforms, particularly in the area of standard products, are defined from which additional products (derivatives) can be derived with reduced development effort. These product families cover related applications or different specifications within an application area. This allows austriamicrosystems to significantly reduce time to market, and to increase R&D productivity.

Technological Leadership through In-house Manufacturing and Process Expertise

Our in-house wafer manufacturing is a key element of austriamicrosystems' market success. The close link between chip design and process expertise is of particular importance in the analog semiconductor market, as it offers austriamicrosystems opportunities to optimize its products and enhance their performance. Our company has leading-edge, self-developed specialty processes for analog chip manufacturing at its disposal which are continuously being improved. These processes are jointly responsible for the excellent performance of our products and sometimes actually enable the development of innovative new IC solutions.

Our ultra-modern manufacturing facility based on 200mm wafers and 0.35µm production processes, both state-of-the-art in the analog segment, provides austriamicrosystems with significant strategic advantages. The manufacturing capacity of this new wafer fab B can be expanded further on a modular basis and thus supports the company's future growth. Due to economies of scale, the average production cost per wafer can be considerably reduced with each capacity expansion step.

COMPANY PROFILE AND CORPORATE STRATEGY

Global Sales Presence and Distribution with Leading Partners

austriamicrosystems has own sales offices in important markets in Europe, North America and Asia/Pacific. The worldwide sales organization is responsible for direct sales of customized and standard products to key accounts and other target customers. This market presence, which is augmented as demand requires, also comprises local application support for the client and is a key success factor for austriamicrosystems in the global analog IC market.

Besides its own sales organization, austriamicrosystems utilizes a global network of specialized distributors, which was established during the last financial year, to market standard products and Standard Linear products. As partners, our company attracted leading semiconductor distributors who are excellently positioned in the highly attractive North American, European and Asian markets and have first-rate customer access as well as a strong sales presence. Sales through distributors form an important aspect of austriamicrosystems' growth strategy.

Customer Focus in Product Definition

Customer needs and requirements guide austriamicrosystems' activities in new product development. Close cooperation with customers which is fully supported and facilitated by our global presence enables austriamicrosystems to recognize and analyze new market trends and customer requirements at an early stage and to fully utilize the knowledge gained in the development of new or enhanced products. This allows austriamicrosystems to follow a focused and customer-oriented approach when deploying its R&D resources, thereby gaining competitive advantages.

GLOBAL PRESENCE



Headquarter
Design center
Sales office

HEADQUARTERS

Austria
Schloss Premstaetten

EUROPE

Germany
Munich

United Kingdom
Wokingham

France
Vincennes

Italy
Corsico (MI)

Switzerland
Rapperswil

Finland
Helsinki

Sweden
Sollentuna

NORTH AMERICA

USA
Raleigh, NC
San Jose, CA

ASIA

Hong Kong

China
Suzhou

Taiwan
Taipei

Singapore

Japan
Tokyo

Korea
Seoul

India
New Delhi

CORE COMPETENCE: TECHNOLOGY

A Leap Ahead – austriamicrosystems on the Leading Edge

To austriamicrosystems a leap ahead means not only being a technological leader, but also anticipating customer and market needs at an early stage. Consequently, the company focuses on market and customer oriented R&D. In order to further expand its technological leadership position in the analog semiconductor market, austriamicrosystems places great emphasis on making the existing know-how of its employees available within the company, extending it further and strengthening it, for example, through university cooperations.

austriamicrosystems covers the entire value chain from product definition, chip design and wafer manufacturing to the testing and package assembly of ICs in its product portfolio. At the heart of this value chain and therefore key differentiators are our resources in analog chip design with around 200 analog engineers in the company, in-house wafer manufacturing in our new 200mm fab B production site with a 0.35µm CMOS base process and numerous special processes, and our particular competence in the area of analog test.

More Efficient Know-How Transfer through Product Families

In line with its platform and derivative strategy, austriamicrosystems is expanding its product portfolio by establishing families of standard products and Standard Linear products. These product families comprehensively cover the requirements of a range of related applications with different technical specifications. The focus on product families allows austriamicrosystems to efficiently transfer its extensive know-how in the design and manufacture of high performance analog ICs which historically was built in particular in the context of customer specific products.

Taking advantage of available ASIC and standard product solutions, existing proprietary IP (intellectual property) for individual chip design elements is re-used to a high degree in the development of product families. austriamicrosystems is thus able to achieve a significant leverage effect, which allows the company to considerably shorten development times and introduce new products to the market faster. At the same time, development costs can be substantially reduced.

Cutting-Edge Product Innovations

Thanks to its extensive know-how in the area of analog and mixed signal semiconductors, austriamicrosystems is able to develop innovative products that offer original solutions to customers' technological challenges or enable new applications. From the many new products launched in 2004,


AS 5040
austriamicrosystems

World's Smallest 10-bit Magnetic Rotary Encoder

the AS5040, the world's smallest magnetic rotary encoder with 10-bit resolution and multiple output, and the new product family for lighting management in mobile phones can be taken as examples.

The highly integrated AS5040 encoder uses contactless technology, based on magnetic field sensitive Hall elements, to detect 1,024 positions in the full 360° turn of a small magnet located either above or below the IC. It offers significant advantages over optical position sensing technologies, where dust or other particles can significantly impair the function and accuracy of the encoder.

The AS3681/82/83 product family integrates advanced power management functions and innovative technologies for driving light emitting diodes (LEDs) in mobile phones into a single complex IC. These LEDs are used, among other things, for display backlighting and keyboard lighting. Outstanding feature of this product family is the ability to drive special white high performance LEDs, which provide a flash function to camera phones, with a current of up to 1 ampere.

World-Class Chip Manufacturing

austriamicrosystems is one of the few manufacturers of analog semiconductors globally with a state-of-the-art wafer fab based on 200mm wafers. This production facility went into operation in 2002. In 2004, a further stage of capacity upgrading at this fab B facility was completed, raising capacity from 3,900 to 5,200 wafer starts per month. This has established a solid foundation for continued significant production growth this year and in the years to come. Moreover, the additional upgrading has created clear cost benefits for the company.

In its 200mm wafer fab, austriamicrosystems employs a wide range of production technologies that are leading the industry. They are based on a 0.35µm CMOS process representing the state-of-the-art technology in analog semiconductors. This process is supplemented by modular specialty processes which were developed in-house, such as the high-voltage process newly introduced last year, high-frequency processes based on silicon-germanium and process components for non-volatile memory.

Design Centers in Close Cooperation with Universities

The company's design centers are strategically located near universities focusing on research and education in the area of analog chip design. In 2004 a new design center was opened in Pavia,

Italy, where an experienced team of design engineers is concentrating on the design of Standard Linear products in close cooperation with the local university.

R&D cooperations have existed for many years with other universities and technical colleges, such as the Technische Universität Graz (Austria), the Università di Pisa (Italy) and the Hochschule für Technik in Rapperswil (Switzerland), where austriamicrosystems has even taken on partial sponsoring of a professorship for an extended period of time. In these partnerships, the company supports the academic institutions in their research activities while benefitting from early access to research results.

Numerous Technical Articles and Patents

In 2004 austriamicrosystems' employees once again demonstrated their exceptional technical competence in a large number of articles in technical journals and papers presented at conferences. These primarily addressed new developments in process technology, topics such as electromagnetic interference, and innovations in key product areas such as power management.

More than 30 patent applications based on inventions made by austriamicrosystems employees were drafted and submitted last year. Likewise, a number of newly granted patents were added to the company's patent portfolio.

Mask for Photolithography of 200mm Silicon Wafers



PRODUCTS

In the Products segment, austriamicrosystems is active in 3 business units:

- Communications
- Industry & Medical
- Automotive

Despite varying customer requirements in the different market segments, austriamicrosystems can leverage its existing broad know-how across a range of areas and take advantage of numerous synergies. Typical examples of this are power management functions, which are being used in applications in all of our business units, and the AS5040 rotary encoder, which can be successfully employed in both industrial and automotive applications.

Significant Differences in Product Lifecycles

Product lifecycles are, however, significantly different in the various business areas. Whereas in the area of communications, product cycles typically extend up to around three years, in the automotive industry product cycles of more than ten years can be expected. At the same time, product development takes longest in the automotive sector, which means that product decisions made in 2004 will usually be implemented in mass production from about 2007 to 2008 onwards. However, components are almost always supplied throughout the very long lifespan of model platforms.

In the Industry & Medical area, on the other hand, product lifecycles are more varied. For ICs used in applications in industrial electronics, product cycles of about five to eight years can be assumed. In the medical field there is a difference between more consumer-oriented products with shorter product cycles of about three years and highly complex products for medical equipment, whose lifecycle extends over about six years or longer.

Good Revenue Growth in the Products Segment

In 2004, our total product revenues increased significantly to EUR 129.8 million. Industry & Medical made the biggest contribution to this with 36 % of annual revenues, the share of Communications was 27 %, followed by Automotive with 18 % of annual revenues.

COMMUNICATIONS

The business unit Communications focuses on growth markets in mobile communications and mobile consumer electronics. In this target segment, austriamicrosystems is active in the areas of power management and portable audio solutions, with mobile phones and portable music players as the key end devices. With innovative solutions for these applications austriamicrosystems demonstrates its extensive design competence in complex analog and analog intensive mixed signal ICs. The market's key message is that end devices must become smaller, more cost-effective and more energy-efficient. With growing demands being placed on end devices and single device functionalities merging into multifunctional devices, the advantages of austriamicrosystems' products become particularly attractive.

New Customers in Growing Markets

In 2004 the business unit Communications was able to acquire a number of new customers in the mobile phone segment and in the area of portable audio players. The mobile handset market continues to grow in all regions, mainly due to rising end customer demand for new generations of devices with broader functionalities and rapidly increasing market volumes in threshold countries.

The global market for mobile players such as MP3 players is growing by leaps and bounds, with continuing very high growth rates predicted for the coming years. This market growth is driven by the rapidly declining cost of flash memory and micro hard disk drives offering ever more storage capacity, and by the strong consumer interest in mobile entertainment. The increasing availability of digital music downloads and new services such as digital satellite radio in the United States are further significant growth drivers.

Increasing Importance of Power Management in Mobile Devices

The growing demand for additional new functions in mobile phones and other portable devices such as MP3 players, as well as the ongoing trend towards ever smaller and lighter devices, require device manufacturers to develop smart concepts for power management on the system level. Integrated power management units (PMUs) play a key role in this area, enabling additional functionalities and at the same time extending battery life of the device.

austriamicrosystems is one of the leading suppliers of innovative power management solutions for mobile applications. Our high performance PMUs demonstrate the company's particular know-how in the area of low power consumption, a core competence of austriamicrosystems. These highly integrated, flexible usage ICs optimally manage power consumption by dynamically adjusting the power supply of the system components in the end device according to the current operation mode, for example, calling, standby, Bluetooth transmission, MP3 playback or camera mode. Thanks to this continuous optimization of energy consumption and the very low current consumption of the IC itself, the operating time of the portable device is substantially increased.

In addition, austriamicrosystems' highly integrated power management solutions offer other related functions, such as battery charge control, which are combined on a single microchip. This reduces the number of components in a system and minimizes the space required, thus lowering total cost for the device manufacturer.

Lighting Management as Marketing Tool for End Device Manufacturers

In order to hold their ground in the increasingly competitive mobile telephony market, mobile handset manufacturers need to continuously expand the functionality offered by their handsets. This particularly includes various types of lighting. For all these additional functions, however, keeping power consumption as low as possible is an important prerequisite.

austriamicrosystems' lighting management products cover the full range of lighting applications in portable devices, including backlighting for displays, keypad lighting, camera flash and fun lighting. Our lighting product portfolio includes highly flexible and comprehensive platform solutions, leading flash controllers and a wide range of optimized white LED drivers. With these products, austriamicrosystems enables device manufacturers to integrate the respective functionalities into a wide range of models for different applications.

For example, austriamicrosystems last year unveiled the world's first smart charge pumps for flash LEDs which are able to process currents up to 1 ampere. The flexibility, high efficiency and small size of these products make them ideally suited for applications such as camera flash, video lighting and torch applications in camera phones and other hand-held devices.

Cooperation with Knowles Acoustics on Semiconductor Microphones

With a solution for purely semiconductor-based microphones developed for Knowles Acoustics, a specialist provider of electroacoustic technology based in the United States, austriamicrosystems encounters strong and growing demand in mobile phone applications. As a result, more than 50 million units of this product were delivered in the past fiscal year.

Semiconductor-based microphones represent a technological leap with regard to microphones used in portable devices. They offer significant advantages over current microphone technologies thanks to their small size, greater robustness, longer lifetime and very stable product quality in mass production. Moreover, semiconductor microphones, like other semiconductor components, can be mounted automatically during production. This results in clear cost benefits for end device manufacturers.

In 2004 our existing partnership with Knowles Acoustics was deepened and expanded through a strategic agreement on the joint advancement of semiconductor microphone technologies. The close combination of Knowles Acoustics' expertise in electroacoustic technology with austriamicrosystems' comprehensive analog and process know-how forms an optimal basis for continued leadership in the semiconductor microphone segment, which is growing rapidly worldwide.

Innovative New Product Family in Portable Audio

In 2004 austriamicrosystems launched a comprehensive new product family in the mobile audio

200mm Wafer during Manufacturing



entertainment segment. It includes audio subsystems with power management, on the one hand, and complete system solutions for MP3-based portable music players, on the other hand.
The new product family covers all market segments, namely, hard disk drive based and flash memory based MP3 players as well as MP3 players integrated into mobile phones. With greatly reduced power consumption, the new products significantly extend the battery life of these mobile devices. In addition, the new product family offers smaller form factors and requires fewer external components, thereby lowering system costs.

The newly launched highly integrated audio subsystems offer flexible software-configurable solutions for processing of analog music signals in music player applications. Their functional range includes CD-quality playback of music over headphones or speakers, the fade-in of ring tones and spoken help texts, and even a portable karaoke system, while providing special features for digital rights management and copyright protection. At the same time, the products offer complex power management functions for system components such as memory, hard disk drive motors and display backlighting, and other functionalities such as battery charge control.

austriamicrosystems' innovative music player system solutions integrate all the functions needed in a MP3 player, such as a decoder, audio amplifier, power management, USB interface and memory card interfaces. The system solutions allow device manufacturers to quickly develop very compact portable MP3 end devices for this rapidly growing market. As so-called system-in-package (SiP), these products combine separate analog and digital microchips in a single chip package. With this trend-setting technical approach, austriamicrosystems is positioning itself as a technology leader in the MP3 market.

The new product family has been received with great interest by the market. Several major device manufacturers are already planning to adopt the products in their next generations of mobile music players. In addition, interest in integrating music player functionalities into mobile handsets continues to grow. With market successes like the strategic cooperation with PortalPlayer, the leading systems supplier for MP3 players, which was announced in early 2005, this product family has the potential to develop into a significant growth driver for austriamicrosystems.

INDUSTRY & MEDICAL

In the field of industrial and medical electronics, austriamicrosystems has more than 20 years of experience in the development of analog and mixed signal IC solutions. This business unit focuses on sensors and sensor interfaces that not only enable highly accurate measurement and processing of sometimes extremely low signal levels, but also function faultlessly even in harsh environments with great temperature changes, humidity or vibrations.

austriamicrosystems' business unit Industry & Medical concentrates on the following markets:

- Solid state electricity meters
- Industrial automation und control
- Portable diagnostic devices
- Medical imaging
- Portable drug delivery devices

In the area of solid state electricity metering, austriamicrosystems not only supplies customer-specific solutions, but increasingly provides standard products for high volume household as well as complex industrial meters. The performance of these products clearly exceeds the stringent requirements set by the utilities. The range of applications for industrial control, sensing and communications includes contactless motion and position control systems, presence control systems which are used, for example, in building automation and building safety and bus interfaces for manufacturing equipment. In the medical sector, the company supplies highly specialized microchips for applications such as hand-held blood glucose meters, insulin pens, inhalers, heart rate monitors, electric toothbrushes, computer tomography equipment, digital X-ray machines and pacemakers.

Worldwide Growth Potential

In the solid state electricity meter segment austriamicrosystems commands a global market share of more than 70% in customer-specific microchips. The markets in Asia and the US were of particular importance in this segment in 2004, with demand in the Asian markets focused on standard product solutions. In China alone the market potential for solid state electricity meters is more than 15 million units per year. While in Asia austriamicrosystems is well on its way to becoming a primary supplier in this market segment, the company is already the market leader in the United States. For example, our customer Itron Inc. (United States) has already delivered its

10 millionth solid state electricity meter. All 10 million devices are equipped with ICs from austriamicrosystems, the single source supplier.

In industrial automation, the market also continues to grow as a result of the ongoing increase in automation and, for example, the greater use of electronic controllers for drives. Important markets here are Europe, but also the United States.

In the medical sector, austriamicrosystems is predominantly active as solution provider for portable personal healthcare devices, the use of which is steadily growing. However, complex large-scale medical equipment used in computer tomography and digital X-ray diagnostics is becoming more and more important as well. In these areas, further significant market growth is expected for the coming years.

Industrial Sector

Magnetic Rotary Encoder as Leading Edge Technology

In 2004 austriamicrosystems demonstrated its technological leadership in sensor interfaces with the launch of the AS5040, the world's smallest 10-bit magnetic rotary encoder. This product offers a previously unavailable combination of high resolution and very small package size, as well as significant advantages over optical sensors, since smooth function is ensured even in harsh environmental conditions and when exposed to dirt.

The AS5040 is a true system-on-chip, integrating sensor components along with analog and digital signal processing on a robust IC of minimal dimensions. It provides the ideal solution for a large number of industrial applications, including motion control, robotics and control of brushless DC motors. In addition, the AS5040 enables innovative solutions for critical problems in industrial and automotive applications. Accordingly, customer interest following the product's launch has been extremely high. Since early summer of 2004, more than 600 customers worldwide have received samples with numerous end applications already under development.



Diffusion Furnaces in the Clean Room of State-of-the-Art Fab B


ASM

INDUSTRY & MEDICAL

The US technical journal Electronic Products awarded its "Product of the Year 2004" distinction to the AS5040. Significant technological advantages, an important innovation in design and a substantial improvement in performance were the reasons given for the award.

New Opportunities for Solid State Electricity Meters

Solutions for solid state electricity meters continue to be a core business for austriamicrosystems. Electric utility companies, which install electricity meters, demand highest accuracy and reliability, as even smallest inaccuracies in measurement have enormous cumulative effects on their earnings.

The share of solid state electricity meters in the total worldwide market has already reached around 50 % and is expected to rapidly increase to up to 75% in the next few years. The Far East and the Indian subcontinent are particular growth markets in this area.

Key opportunities in this market are the replacement of conventional electromechanical meters as well as the expansion of electricity grids in emerging markets. In addition, utilities are demanding more and more functions in electricity meters, such as accounting for complex tariffs, tamper protection against manipulations like illegal use of electricity, calculation of advance payments and automatic meter reading.

The expansion of the product family for solid state electricity meters continued in 2004 with the introduction of additional standard products. The new products offer important advantages to customers: digital calibration is carried out via on-chip programming, automatic calibration increases the meter manufacturers' production capacity, and a lower number of external components leads to lower production costs and increased reliability.

Medical Sector

Insulin Pens and Glucose Meters Aid People with Diabetes

Around the world, about 150 million people have been diagnosed with diabetes. Estimates indicate that this figure will at least double in the two coming decades. Given this, austriamicrosystems is working very closely with leading medical device manufacturers in the development of highly integrated solutions and hand-held devices that enable patients to self-manage their blood sugar levels as easily as possible. This provides an ideal opportunity for austriamicrosystems to leverage its expertise in low power consumption and high accuracy.

With the help of insulin injection pens that administer highly accurate doses of insulin and small hand-held glucose meters allowing fast and easy self-measurement of blood sugar levels, diabetes patients can greatly simplify their treatment regimen and thus lead everyday lives with a minimum of interruptions and limitations.

High Performance ICs for Medical Imaging

A further important market segment in the medical segment is medical imaging, where the range of possible applications is steadily expanding, thanks to new generations of equipment. austriamicrosystems is particularly active in the areas of computer tomography and digital X-ray applications, which open up entirely new possibilities for the diagnosis of common illnesses.

With very complex dedicated chip solutions for the acquisition and processing of smallest analog signals, austriamicrosystems allows – in cooperation with leading manufacturers – to continuously increase the sensitivity of the equipment and improve the quality of the diagnosis, while at the same time minimizing the burden on patients. Each equipment unit includes a substantial number of analog ICs from austriamicrosystems, which are typically developed on customer-specific basis, in accordance with the extremely demanding specifications of the equipment manufacturers.

AUTOMOTIVE

The intelligent application of electronic systems is playing an increasingly more important role in the automotive sector. While new and more extensive functions are being integrated into vehicles, this, in turn, increases their electric power consumption as well as the complexity of the power supply.

In its business unit Automotive austriamicrosystems develops high performance analog and mixed signal ICs for automotive applications, such as remote key-controlled car access systems, sensor interfaces for driving safety and other safety systems, and smart motor controllers with low electromagnetic interference (EMI). In this way we help drive the development of these innovative growth segments.

Further Strengthening of Market Position

Globally, about 60 million cars are produced each year, of which theoretically almost every second one includes an austriamicrosystems microchip. In 2004 the company was able to expand its strong market position even further. For example, a German premium car maker will base the next generation of its keyless entry system for all model series on products from austriamicrosystems.

Thanks to both our leading-edge high voltage capabilities and our reputation as a high quality supplier to the automotive industry established over more than 20 years, the business unit Automotive has achieved significant competitive advantages in the automotive semiconductor market.

Our full vertical integration as an IDM (integrated device manufacturer) with our own state-of-the-art production facilities for 200mm wafer manufacturing, today's cutting-edge technology, is playing a significant role in this as it enables us to meet the exceptionally high quality requirements of the automotive industry. Only a few analog semiconductor manufacturers worldwide possess production facilities that fulfill these demanding quality standards.

Focus on Car Access, Sensors and Sensor Interfaces

In the automotive area austriamicrosystems primarily focuses on:

- Vehicle access systems
- Sensor and sensor interface products

Sensors and sensor interfaces include both safety systems and comfort systems.

Trend toward Smart Entry and Starting Systems

Wireless key systems have replaced classical, purely mechanical keys at virtually all car makers. Currently most systems only offer access solutions, but in high quality car models the trend is toward smart entry and starting systems. These enable the car to determine whether the person trying to enter it is authorized to do so. The engine can then be started by the car owner with just a push of a button.

In addition, austriamicrosystems offers car key immobilizer systems as anti-theft devices that have been designed into more than 50 automotive platforms worldwide. The advantages of these products include especially low power consumption, outstanding performance and high transmission reliability.

New Multi-Band Transmitter Presented in Detroit

In 2004 austriamicrosystems presented its new AS3977 multi-band transmitter at the automotive electronics trade show in Detroit. This is the first low-power multi-band transmitter that meets all relevant international standards. Main areas of application are keyless entry systems, tire pressure monitoring, alarm systems and telemetry applications.

The AS3977 is the world's first application-specific standard product in this field that complies with the strict Japanese ARIB standard (Association of Radio Industries and Businesses) for multi-channel narrow band applications and that is qualified for use in the automotive industry. In addition, the AS3977 also fulfills the requirements of all standards governing use in the US and Europe, such as FCC (Federal Communications Commission) and ETSI (European Telecommunications Standards Institute).

Strong Interest of Automotive Industry in Rotary Encoders

Sensors have now become one of the key products in every car. With specialized teams, austriamicrosystems works closely with the most important OEMs (original equipment manufacturers) and system suppliers in developing sensor interface ICs for a variety of applications in automotive electronics.

The launch of the AS5040 magnetic rotary encoder in 2004, for which there are also a number of industrial applications, was very well received by the automotive industry. The innovative microchip

Continuous Monitoring of Process Steps


IBM

enables highly accurate position measurement, offers excellent reliability and is optimally suited to withstand harsh environments. The range of its automotive applications extends from steering wheel position sensing and windshield wiper systems to transmission control systems. The AS5040 also plays a significant role in electronic vehicle stability systems (ESP), offering support in extreme driving situations.

In addition, austriamicrosystems focuses on the development of seat occupancy detection systems that help reduce the risk of passenger injury caused by accidental triggering of airbags. Pre-crash detection systems, based on radar sensors, are also under development. In the future these should be able to detect impending collisions – for example, with pedestrians – before they happen and to activate safety systems.

Other sensor interface applications include distance measurement in gearboxes and angular sensors that detect the position of brake pedal and accelerator. Given the increasing electrical power requirements of these diverse electrical and electronic systems, the car's energy supply is also becoming more and more important. Specialized austriamicrosystems sensors enable continuous monitoring of the state of health and state of charge of the car battery in order to prevent empty batteries and subsequent breakdowns.

New Transceiver for High-Speed Automotive Bus Systems

In the data bus systems area, austriamicrosystems launched the AS8221 high bandwidth transceiver in 2004. It is the only product currently on the market that meets both future standards FlexRay and TTP. FlexRay is an open, manufacturer-independent, scalable bus architecture for automotive communication applications developed by a consortium of car makers and semiconductor manufacturers which was founded in 2000. In order to further strengthen its leading position in time-triggered technologies, austriamicrosystems joined the FlexRay consortium as an associate member in 2004.

The cost-optimized AS8221 transceiver for high-speed bus systems provides various bus and failure diagnostics, making it an optimum solution for high-speed automotive bus systems, safety-critical applications, X-by-wire systems and time-triggered bus systems.

FULL SERVICE FOUNDRY

austriamicroystems can look back on more than 20 years of experience in foundry services and some of our customers run this business model with austriamicrosystems' for nearly the same period of time. The business unit Full Service Foundry targets companies without own wafer manufacturing, so-called fabless companies or design houses, as well as integrated semiconductor suppliers (IDMs) for whom outsourced IC manufacturing is provided. In this context, the business unit Full Service Foundry focuses on the production of analog and mixed signal ICs. austriamicrosystems' wafer fab offers optimum manufacturing capabilities for customers who want to develop their own ICs but do not possess production facilities in the relevant technology.

Based on a technology transfer agreement with Taiwan Semiconductor Manufacturing Company (TSMC), the world's largest foundry, for the CMOS base process austriamicrosystems develops analog specialty processes. These processes are defined in close cooperation with the product-oriented business units, but also the business unit Full Service Foundry. This enables austriamicrosystems to quickly offer state-of-the-art analog processes to its foundry customers.

In order to exclude any conflicts of interest from the start, the Foundry operates entirely independently from the activities of austriamicrosystems' product-oriented business units. Customer IP (intellectual property) is fully protected as the business unit is held strictly apart from the other parts of the company.

Revenue Growth in 2004

In 2004, the business unit Full Service Foundry increased its revenues to EUR 30.7 million showing significant growth compared to the previous year. This amounted to 19% of austriamicrosystems' total revenues. The customers of the business unit mainly come from Europe and the US with major players in the industry, such as Texas Instruments, Analog Devices and Synaptics, are among the customers of austriamicrosystems' Full Service Foundry business unit.

By extending the capacity of the new state-of-the-art 200mm manufacturing facility from 3,900 to 5,200 wafer starts per month, austriamicrosystems has created an optimum platform for further growth potential of, among others, the business unit Full Service Foundry. austriamicrosystems' corporate strategy is it to keep the revenue share of the business unit Full Service Foundry within 15 and 20% of its total revenues. With this, austriamicrosystems demonstrates its focus on the core competence of independently designing analog high performance ICs while positioning itself as a contract manufacturer.

Full Service Foundry as a Full Service Provider

austriamicrosystems is a "One Stop" full service provider in its business unit Full Service Foundry. This means that in addition to having their microchips manufactured by our company, customers can also benefit from the extensive services offered by austriamicrosystems besides its manufacturing expertise. The additional services offered by the business unit Full Service Foundry include the following:

- Specialized design support for analog and mixed signal ICs
- Process characterization and high precision device modeling
- Consulting services in the areas of electrostatic discharge (ESD) and electromagnetic compatibility (EMC)
- Pilot and volume production of wafers
- Back end services, such as wafer testing, packaging and chip testing.

Through this wide range of support services austriamicrosystems makes shorter design times with "first time right" designs a reality.

Design Kits

Accurate models are a key element in the design process for analog and analog-intensive ICs. Therefore, austriamicrosystems focuses on extensive process characterization and modeling. Foundry customers who do their own chip design are supported by austriamicrosystems' design kit known as the HIT-Kit, which provides customers with all tools required to design complex analog and mixed signal ICs, such as design libraries, device models, process parameters, design parameters for simulations and much more. The business unit Full Service Foundry offers its customers this support for the design environments of all leading CAD software vendors.
The HIT-Kit has an outstanding reputation in the market as the leading support environment for analog chip design.

FULL SERVICE FOUNDRY

Consulting Services and Project Evaluation

Electromagnetic compatibility (EMC) is becoming increasingly important not only at the system level, but also at the chip level. austriamicrosystems is the only foundry worldwide offering its customers consulting services in the area of EMC as well as additional services, such as checks for stability against electrostatic discharge (ESD). To increase the probability of a "first time right" and thus ensure shortest possible design periods for analog mixed signal designs, customers can also access a "Place and Route" service, various layout verification checks and the range of analyses offered by our test laboratory, if required.

High Throughput Testing Services

Austriamicrosystems' customers have an experienced team with outstanding expertise in test development for analog, mixed signal, high-voltage and high-frequency chips at their disposal. This team provides innovative testing solutions for complex products and flexible testing concepts from pilot to volume production. One of austriamicrosystems' particular strengths lies in its state-of-the-art test platform. It can handle the testing of system-on-chip (SoC) devices, assembled parts and complete wafers with high levels of throughput.

Assembly Services

Our long-standing co-operation with leading assembly providers in combination with our extensive in-house know-how ensures access to all resources required for packaging of chips. austriamicrosystems' customers have everything from competitive high-volume production to the latest packaging technologies at their disposal. To support our customers' „time-to-market" strategy, packaged product samples can be made available within a few days or even hours thanks to austriamicrosystems' in-house ceramic packaging line.

New HIT-Kit Increases Design Efficiency

At the electronica 2004, austriamicrosystems announced the availability of the new 50V 0.35µm high-voltage CMOS HIT-Kit design environment with integrated DFM functions. DFM (design for manufacturing) is an integral part of analog/high voltage chip design in order to ensure a rapid ramp-up of mass production as well as stable high-volume production. With the new HIT-Kit, optimization of chip yield and design robustness can already take place during the design phase, thus enabling a significant improvement in results during a project's production ramp-up.
As a result, the new HIT-Kit allows foundry customers to significantly reduce their total chip design



High Temperature Process Step at up to 1200 °C

effort. Customers are also supported by the austriamicrosystems team in their efforts to increase production yield and optimize their high-voltage circuits.

The utilization of a Safe Operating Area Check program allows the early detection and localization of critical structures and elements, particularly in microelectronic high-voltage circuits. By means of this software, which was developed by austriamicrosystems, circuit designers can quickly, efficiently and conveniently check the voltage range of all elements used in the design according to the corresponding process parameter documentation.

EXECUTIVE BODIES

MANAGEMENT BOARD

John A. Heugle (CEO)
Michael Wachsler-Markowitsch (CFO)

SUPERVISORY BOARD

Guido Klestil (Chairman)
Siegfried Selberherr (Deputy Chairman)
Helmut List (until February 18, 2004)
Arturo Krueger
Roland Koo (until April 15, 2004)
Felix R. Ehrat (from April 15, 2004)
Johann Eitner (Employee representative)
Günter Kneffel (Employee representative)
Kurt Layer (Employee representative, from March 11, 2003 until April 15, 2004)

SHAREHOLDER STRUCTURE



MANAGEMENT 5.3 %
FREE FLOAT 33.6 %
OTHER INVESTORS 2.4 %
PERMIRA FUNDS 58.7 %

As of March 15, 2005

Share Details

ISIN Code:	AT 0000920863
Securities number:	1808109
Stock exchange listing:	SWX Swiss Exchange (Ticker symbol: AMS)
First trading date:	May 17, 2004
Class of shares:	Bearer shares
Share capital:	EUR 26,646,705.86 divided into 11,000,000 bearer shares
Daily trading volume 2004:	EUR 373 thousand (average volume per trading day)

INVESTOR RELATIONS

Following the successful initial public offering on the SWX Swiss Exchange in Zurich, May 17, 2004 was the first trading day of the austriamicrosystems share.

Management has conducted investor road shows in major European countries, such as Switzerland, the United Kingdom, the Netherlands and Austria, on the occasion of quarterly and full year results 2004. Analysts, investors and the financial press were kept informed through regular conference calls and discussions. Up-to-date and current information for shareholders is provided by financial press releases and offered on the company's homepage www.austriamicrosystems.com under the "Investor" tab, where, in addition, all yearly, half-yearly and quarterly reports are made public.

CORPORATE GOVERNANCE

austriamicrosystems AG is, as an Austrian company listed in Switzerland, subject to the regulations of the SWX Swiss Exchange's directive concerning information on Corporate Governance ("Swiss Corporate Governance Directive").

In this context, austriamicrosystems AG points out that Austrian Corporate Law differs from the Swiss model in terms of the structure of its corporate bodies, their duties and their accountability. Hereinafter, the Austrian terms for the corporate bodies will be used. Corporations which are not constituted according to the Swiss Code of Obligations are required to meet the regulations of the Swiss Corporate Governance Directive formulated in close reference to the Swiss Code of Obligations along the same lines. Correspondingly, a brief description of the singularities of the Austrian organizational structure follows:

– The Management Board is responsible for company management and representation of the company, it holds the monopoly on company management and representation. The Management Board is not subject to instructions by the shareholders or the Supervisory Board, it acts on its own responsibility and without instructions. Where the Swiss Corporate Governance Directive calls for information on the Executive Board, details on the Management Board are provided along the same lines. Nevertheless, the function of the Austrian Management Board does not correspond exactly to that of the Swiss Executive Board.

– The Supervisory Board is in charge of appointing and dismissing the Management Board and, in particular, supervising it. Furthermore, specific transactions also require the Supervisory Board's approval. Where the Swiss Corporate Governance Directive calls for information on the Administrative Board, details on the Supervisory Board are provided along the same lines. Nevertheless, the function of the Austrian Supervisory Board does not correspond exactly to that of the Swiss Administrative Board.

– The Shareholders' Meeting as the supreme decision-making body of a company is responsible for appointing and dismissing the members of the Supervisory Board and the appointment of the auditor. Where the Swiss Corporate Governance Directive calls for information on the General Meeting, details on the Shareholders' Meeting are provided along the same lines. The Swiss and Austrian legal systems differ in regard to these two institutions.

As an Austrian company, austriamicrosystems AG has voluntarily committed itself to complying with the regulations of the Austrian Corporate Governance Code. Additional information on this voluntary commitment is provided at the end of this chapter in the section entitled "Austrian Corporate Governance Code".

1. Corporate Structure and Shareholders

1.1 Corporate Structure

austriamicrosystems AG, with headquarters in Unterpremstaetten (Austria), has been officially listed on the main segment of the SWX Swiss Exchange since May 17, 2004 (securities number 1808109; ISIN AT0000920863).
At the reporting date, the company had a market capitalization of approximately CHF 386 million.

austriamicrosystems AG's business activity is composed of the following four Business Units: Communications, Industry & Medical, Automotive, Full Service Foundry

The business units Communications, Industry & Medical and Automotive make up the segment Products; the business unit Full Service Foundry falls under the segment Foundry & Others. The individual business units are headed by a business unit manager responsible for managing the business unit within the framework of the strategy defined by the Management Board. He reports directly to austriamicrosystems AG's Management Board. Additional information on the segments is provided in the Notes to the Annual Financial Statements under Item 1.

austriamicrosystems AG has active unlisted subsidiaries; there are no listed subsidiaries.

Company	Head Office	Share/paid-in capital	Percentage of shares held
austriamicrosystems Germany GmbH	Munich	EUR 25,565	100%
austriamicrosystems Switzerland AG	Rapperswil	CHF 100,000	100%
austriamicrosystems France S.à.r.l.	Vincennes	EUR 8,592	100%
austriamicrosystems Italy S.r.l.	Milan	EUR 11,000	100%
austriamicrosystems USA, Inc.	San Jose	USD 10,000	100%

1.2 Major Shareholders

Funds advised by Permira, an international private equity investment consultancy, on the reporting date held 58.7% of the share capital via the majority shareholder, AMS Holding s.à.r.l., Luxembourg ("AMS Holding").
In August 2004, the company was notified that the shareholder Schroders plc, London, Great Britain, holds 5.0% of the share capital.

1.3 Cross Shareholding

No cross shareholdings exist at this time.

2. Capital Structure

2.1 Capital

As of December 31, 2004, austriamicrosystems AG's ordinary capital amounted to nominally EUR 26,646,705.86 divided up into 11,000,000 non par value shares with a calculated nominal value of EUR 2.42 per share.
Since May 17, 2004, 3,700,000 shares are traded on the SWX Swiss Exchange.

2.2 Authorized and Conditional Capital in Particular

Authorized Capital

In April 2004, the Management Board was authorized to increase the number of shares by April 30, 2009 through issuing up to 4,500,000 new shares for cash and with subscription rights to the existing shareholders ("Authorized Capital 2004"). The capital increase by 2,000,000 shares in the context of the IPO is already included in this figure, so that the "Authorized Capital 2004" at the reporting date amounted to and currently amounts to 2,500,000 non par value shares. The terms of issue are set by the Management Board in consultation with the Supervisory Board.

Conditional Capital

The Management Board was authorized to issue convertible bonds or bonds with warrants up until May 3, 2005 with subscription rights to the existing shareholders, to determine all other terms of these convertible bonds or bonds with warrants, and to issue up to 2,250,000 new non par value shares to satisfy indefeasible conversion or subscription rights of holders of convertible bonds or bonds with warrants (conditional capital increase). Up to now, neither such shares nor such convertible bonds or bonds with warrants have been issued.

2.3 Changes in Capital

In total, austriamicrosystems AG's shareholders' equity amounted to EUR 65.89 million as of December 31, 2002, EUR 66.57 million as of December 31, 2003 and EUR 112.53 million as of December 31, 2004. Information about the changes in shareholders' equity over the last two reporting years is provided in the section entitled "Statement of Changes in Shareholders' Equity for the years ended December 31, 2004 and 2003" in the financial part of this Annual Report.

2.4 Shares and Participation Certificates

austriamicrosystems AG's share capital consists of 11,000,000 common non par value shares issued to bearer with a calculated nominal value of EUR 2.42 per share. Every bearer of a common share has the right to vote and is entitled to receive dividends; there are no preferential rights. All shares are equal in terms of the company's residual assets; all capital was paid-in. Furthermore, there are no participation certificates.

2.5 Profit-sharing Certificates
There are no profit-sharing certificates.

2.6. Restrictions on Transferability and Nominee Registration
The company only has bearer shares outstanding. There are no restrictions on transferability or rules on nominee registration.

2.7 Convertible Bonds and Options
On October 31, 2002, the Management Board approved a stock option plan for senior executives and important staff members of austriamicrosystems AG and its subsidiaries. In 2002, 2003 and 2004, 137,730 (45,910 prior to the share split effected in April 2004 at a ratio of 1:3), 33,990 (11,330 prior to share split) and 36,150 options respectively were issued at an exercise price of EUR 6 (EUR 18 prior to share split) per share. One option entitles the bearer to buy one share in the company. 33 % of the options can be exercised on the first day of grant at the earliest, 33 % one year later at the earliest and 34 % after two years at the earliest. The last possible exercise date is January 1, 2012. The company concluded an agreement with the majority shareholder AMS Holding whereby the company acquires from the majority shareholder 229,500 shares for servicing options at an agreed price of EUR 6 per option. This agreement is subject to the suspensive condition that the legal requirements necessary for the acquisition of treasury stock come into effect which call for the creation of reserves equal to the number of treasury shares acquired. Up until this condition is met, it has been agreed with AMS Holding that for servicing each option, a share shall be made available through AMS Holding at a price of EUR 6 for direct transfer to the exercising option beneficiary. Therefore, the exercise of options does not result in an increase in the number of shares issued.

3. Supervisory Board
On the reporting date austriamicrosystems AG's Supervisory Board was composed of six members, two of which are employee representatives. The members were not employed as members of the company's or a subsidiary's management board.

3.1/3.2/3.3/3.4 Members of the Supervisory Board, Other Activities, Conflicts of Interest, Cross-involvement, Election and Term of Office
Insofar as nothing to the contrary is mentioned below, no material activities, conflicts of interest or cross involvements exist regarding the Members of the Supervisory Board.

Guido Klestil (Chairman), born in 1942, Austrian citizen. Chairman of the Supervisory Board since 1988, re-elected in 2004, current term of office until 2009. After completing his studies in Communications Engineering, during his 38-year career Klestil held management positions in major international companies in the electrical and electronic industry, including General Manager of ITT Austria, General Manager of Alcatel Austria and member of the Management Board of Austrian Industries. He is member of the Supervisory Board of the Wiener Städtische Versicherung AG (Austria) and deputy chairman of the Supervisory Board of Rodenstock GmbH (Germany) as well as member of the Board of Advisors of the American Chamber of Commerce in Austria.

Siegfried Selberherr (Deputy Chairman), born in 1956, Austrian citizen. Member of the Supervisory Board since March 2001, Deputy Chairman since July 2001, current term of office until 2006. After completing his studies in Electrical Engineering, Selberherr earned a doctorate in Technical Sciences. He has held the Chair of Microelectronics at the Technische Universität Wien since 1988 and has been Dean of the Faculty of Electrical Engineering and Computer Science since 1998. Selberherr is internationally recognized for his research in microelectronics, particularly in the field of computer-aided design (CAD), and works as a consultant for several international semiconductor companies.

Arturo Krueger, born in 1939, Swiss citizen. Member of the Supervisory Board since July 2001, current term of office until 2006. After obtaining his Master's degree in Electrical Engineering, during his 40-year career Arturo Krueger worked for Control Data and in executive positions for Motorola in Europe and the US. Prior to his retirement, Krueger was Corporate Vice-President and General Manager of Semiconductor Products Europe, Middle East and Africa. At present, he works as a consultant for various companies in the automotive industry. He is on the Board of Directors of Quicklogic Corp. (USA), member of the Board of Advisors of Carmeq GmbH (Germany), member of the Administrative Board of Metrowerks Europe (Switzerland) and member of the Management Board of the Flexray Consortium, a standardization organization for automobile electronics.

Felix R. Ehrat, born in 1957, Swiss citizen. Member of the Supervisory Board since April 2004, current term of office until 2009. After completing law studies with the Dr.iur. and LL.M. degrees, Ehrat joined the Bär & Karrer law firm, headquartered in Zurich. He was Managing Partner of the Bär & Karrer law firm from 2000 to 2003 and has been Senior Partner since 2003. On the reporting date, he was member of the Administrative Board of Julius Bär Holding AG (Switzerland) (resignation as of April 12, 2005) and member of the Administrative Board of Charles Vögele Holding AG (Switzerland), both companies are listed on the SWX Swiss Exchange.

Johann Eitner (Employee Representative), born in 1957, Austrian citizen. Member of the Supervisory Board since July 1994, re-elected in 2004, current term of office until 2009. Chairman of the Workers' Council and Employee Representative on the Supervisory Board since 1994. During his 32-year career, Johann Eitner was employed as an electrician in various positions and, since 1984, as supervisor in the mask lithography department of austriamicrosystems AG. He was trained as an electrician.

Günter Kneffel (Employee Representative), born in 1969, Austrian citizen. Member of the Supervisory Board since March 1999, re-elected in 2004, current term of office until 2009. Since 1999, Chairman of the Employee Council and Employee Representative on the Supervisory Board. After completing his studies in RF Engineering and Electronics, Kneffel gained more than 15 years of professional experience as a process engineer for photolithography.

If not decided otherwise by the Shareholders' Meeting, members of the Supervisory Board are elected for the longest term possible in accordance with the Austrian Stock Corporation Act, i.e. until the end of the Shareholders' Meeting deciding on their discharge for the fourth business year after the election. To that purpose, the business year in which they were elected is not included in the calculation. The Articles of Association do not foresee any staggering of the Supervisory Board members' term of office.

3.5 Internal Organization
3.5.1 Allocation of tasks in the Supervisory Board

The Management Board and the Supervisory Board have rules of procedure. The Supervisory Board has a Chairman and a Deputy Chairman. The Supervisory Board can appoint one or more committees from its midst for the purpose of preparing its negotiations and resolutions or monitoring the implementation of its resolutions. The Supervisory Board of austriamicrosystems AG has formed the following three committees: Staff Committee, Financial Audit Committee and Emergency Committee.

3.5.2 Members list, tasks and area of responsibility for all committees of the Supervisory Board

– Staff Committee:

The Staff Committee is responsible for negotiating and passing resolutions on the relationship between the company and members of the Management Board (pre-selection of members of the Management Board, preparation of appointments and dismissals, preparation of the employment contracts of members of the Management Board, etc.). Guido Klestil (Chairman), Siegfried Selberherr and Arturo Krueger are members of this committee.

– Financial Audit Committee:
The Financial Audit Committee is in charge of examining the annual financial statements, the management report and the proposal on the appropriation of profits, preparing the reports to be submitted to the Shareholders' Meeting and discussing the audit report with the auditor. The members of this committee are Guido Klestil (Chairman), Felix R. Ehrat and Johann C. Eitner.

– Emergency Committee:
This committee was formed as part of the implementation of Rule 39 of the Austrian Corporate Governance Code (see section "Austrian Corporate Governance Code" at the end of this chapter). The Emergency Committee is set up to discuss the affairs of the Supervisory Board in case of imminent danger ("danger in delay") and, if the situation absolutely requires it, to decide on them. The members of this committee are Guido Klestil (Chairman), Siegfried Selberherr and Günter Kneffel.

3.5.3 Work methods of the Supervisory Board and its committees
The meetings of the Supervisory Board are presided over by the Chairman and, in his absence, by the Deputy Chairman. Resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Chairman's vote is decisive. The Management Board generally attends the Supervisory Board's meetings. If the chairman of the meeting does not decide otherwise, the Management Board is merely granted an advisory vote. The Supervisory Board is entitled to request written reports on corporate affairs and managerial issues from the Management Board at any time.
A committee is entitled to adopt a resolution which is binding for the Supervisory Board only in cases where the committee has been granted such decision-making power by the Supervisory Board in advance. The Supervisory Board appoints a committee member as Committee Chairman and an additional committee member as the Chairman's deputy. Committee resolutions are passed by simple majority of the votes cast. In case of equality of votes, the Committee Chairman's vote is decisive.

3.6 Definition of Area of Responsibility

austriamicrosystems AG's Management Board acts on its own responsibility and is not subject to instructions from the shareholders or the Supervisory Board. Specific legal transactions individually listed in the Austrian Stock Corporation Act require approval by the Supervisory Board.
The Supervisory Board supervises the business conduct of the Management Board. The Management Board aligns the company's strategic orientation with the Supervisory Board and discusses the status of strategy implementation with the Supervisory Board at regular intervals.

3.7 Information and Control Instruments vis-à-vis the Management Board

The company possesses a Risk Management System and a Management Information System (MIS). Within the framework of the Risk Management System, recognizable risks in numerous areas of the company are regularly compiled and assessed. The major results are subsequently evaluated by the Management Board and brought to the attention of the Supervisory Board. The company's MIS compiles a multitude of performance indicators from various areas of the company as well as comprehensive financial information and promptly puts them at Management's disposal as processed files in electronic form.

4. Management Board

4.1/4.2 Members of the Management Board, Other Activities and Vested Interests

Insofar as nothing to the contrary is mentioned below, no material activities or conflicts of interest exist regarding the members of the Management Board.

John A. Heugle, MSc, born in 1958, US citizen. Chairman of the Management Board since April 2002. During his 22-year career, John A. Heugle worked in Europe, the United States and Asia and has been with austriamicrosystems AG since 2002. He has held a series of management positions in companies in the electronics and telecommunications sectors, such as Molex Inc., Stocko Metallwarenfabriken GmbH and Krone AG. John A. Heugle studied Metallurgical Engineering at the University of Oklahoma (Bachelor of Science) and Material Science at Northwestern University (Master of Science) in the United States.

Michael Wachsler-Markowitsch, born in 1968, Austrian citizen. Member of the Board responsible for finance since February 2004. Michael Wachsler-Markowitsch has worked for austriamicrosystems AG since 2001, holding the position of Chief Financial Officer since 2003. In his more than 10-year career, he was finance director of Ahead Communications AG and worked as a consultant and auditor for international mandates at KPMG Austria. He has extensive experience in controlling, corporate finance and tax consultancy. Michael Wachsler-Markowitsch studied Business Administration at the Wirtschaftsuniversität Wien (Magister) and founded Dynaconsult GmbH, an IT consulting firm, during the same period. He is member of the Management Board of the Styrian Federation of Industry.

4.3 Management Contracts

There are currently no management contracts.

5. Compensation, Shareholdings and Loans

5.1 Content and Method of Determining Compensation and Shareownership Programs

The Shareholders' Meeting is in charge of determining the remuneration of the company's Supervisory Board. A shareholder may submit a proposal for resolution to the Shareholders' Meeting. The compensation of the individual Management Board members is determined by the Supervisory Board's Staff Committee. The compensation is set according to pre-defined criteria which include external benchmarking of the compensation and the compensation structure, among other things. The amount of the variable part of the compensation is determined based on the fulfillment of annually-determined performance criteria for the members of the Management Board.

5.2/5.3 Compensation for Acting and Former Board Members

The following compensation was arranged for Supervisory Board and Management Board members in return for their activities as governing bodies in the year under review: Supervisory Board: EUR 230,358.23
Management Board: EUR 464,062.37

All Supervisory Board members are non-executive. Board members were not granted any non-cash benefits. Retired Board members were not granted any termination pay. In the year under review, former Board members were not granted any compensation.

5.4/5.5/5.6 Share Allotment, Share Ownership and Options

As at December 31, 2004, Management Board members held 199,000 shares in the company. Supervisory Board members did not hold any shares at the reporting date. In the year under review, no shares or options were allocated to either Management Board or Supervisory Board members or related parties. As at December 31, 2004, neither Supervisory Board nor Management Board members held stock options.

5.7 Additional Fees and Remunerations

In the year under review, the Bär & Karrer law firm, Zurich, in which Felix R. Ehrat is Senior Partner, charged EUR 57,235.24 to the company for services provided in connection with the company's initial public offering.

5.8 Loans to Members of Governing Bodies

There are no loans to members of governing bodies.

5.9 Highest Total Compensation

In the year under review, the highest total compensation awarded to a member of the Supervisory Board amounted to EUR 80,000.

6. Shareholders' Right of Participation

6.1 Voting Rights and Representation Restrictions

All shareholders of austriamicrosystems AG hold common bearer shares. Every share entitles its bearer to one vote in the Shareholders' Meeting. There are no voting right restrictions. Voting by proxy is only possible with a written power of attorney which remains with the company.

6.2 Statutory Quorums

The resolutions passed by the Shareholders' Meeting require the majority of the votes cast (simple majority) insofar as the Austrian Stock Corporation Act or the Articles of Association do not foresee a larger majority or additional requirements. austriamicrosystems AG's Articles of Association do not call for a higher number of votes than those required by the Austrian Stock Corporation Act.

6.3 Convocation of the Shareholders' Meeting

Pursuant to the Austrian Stock Corporation Act, the Shareholders' Meeting is convened by the Management Board. In accordance with the company's Articles of Association, the Shareholders' Meeting shall be convened at least 20 days prior to the appointed date. The convocation is published in the "Wiener Zeitung".

6.4 Agenda

In compliance with the Austrian Stock Corporation Act, the agenda of the Shareholders' Meeting is published in connection with the convocation of said meeting. In any case, the agenda must be disclosed at least seven days prior to the day on which the shares must be deposited for participating in the Shareholders' Meeting. Should the passing of a certain resolution require a qualified majority, this resolution must be disclosed 14 days prior to the day of the Shareholders' Meeting. A minority of 5% of the ordinary capital may demand that the agenda of a previously-convened Shareholders' Meeting be supplemented, but only in case the request is filed early enough so that the above-mentioned time limits can be complied with.

6.5 Inscriptions into the Share Register

The company only has bearer shares outstanding and therefore does not keep a share register.

7. Changes of Control and Defense Measures

7.1 Duty to Make an Offer

Since austriamicrosystems AG is an Austrian corporation listed in Switzerland, the regulations of the Swiss Federal Law on Securities Exchanges and Securities Trading regarding offer obligations do not apply. Furthermore, the regulations of Austrian takeover law relating to offer obligations do not apply to austriamicrosystems AG. The Articles of Association of austriamicrosystems AG do not contain any provisions regarding offer obligations.

7.2 Clauses on Change of Control

There are no change-of-control clauses.

8. Auditors

8.1 Duration of the Mandate and Term of Office of the Lead Auditor

The existing auditing mandate was assumed by Auditor Treuhand GmbH, Vienna, in 1999. The re-election as auditor for the year under review was reconfirmed at the Shareholders' Meeting of April 15, 2004. The chief auditors, Michael Schober and Walter Müller, who are responsible for this mandate, took office in 1999.

8.2 Auditing Fees

The auditing firm charged auditing fees amounting to EUR 95,000 during the year under review.

8.3 Additional Fees

The total fees charged by the auditing firm for additional consulting services provided during the year under review (particularly in connection with the company's initial public offering) amounted to EUR 560,809.46.

8.4 Supervisory and Control Instruments Pertaining to the Audit

The auditor is monitored and regularly evaluated by the Supervisory Board's Financial Audit Committee.

9. Information Policy

austriamicrosystems AG is committed to an open and transparent information policy towards the stakeholders. All important information on the development of business and the share price (reports, financial calendar, share price data) is available on the company website www.austriamicrosystems.com under the "Investor" tab. Share price-influencing events are promptly published through the media and on the website.

austriamicrosystems AG issues quarterly reports regarding the development of its business. The publications are made available in electronic form. The Annual Report can also be obtained in a printed version.

Austrian Corporate Governance Code

As an Austrian stock company, austriamicrosystems AG has committed itself to complying with the Austrian Corporate Governance Code in a declaration of commitment. This code represents a voluntary commitment of companies to the principles of transparent corporate governance and contains corresponding recommendations. The code is available on the internet in electronic form at http://www.wienerboerse.at/corporate/pdf/CGKodexengl20054_1.pdf

However, since austriamicrosystems AG is not listed in Austria, it has – in compliance with principle of the Preamble of the Austrian Corporate Governance Code – in its declaration of commitment exempted itself from those guidelines of the Austrian Corporate Governance Code which are based on the provisions of the Austrian Stock Corporation Act or closely associated with it. Furthermore, austriamicrosystems AG has stated the following additional deviations from the recommendations of the Austrian Corporate Governance Code in its declaration of commitment:

– Rule 38, 54: In the interest of ensuring the continuity of corporate management, the company does not consider the introduction of formal age limits for members of the Management Board and the Supervisory Board necessary. This issue is decided on for individual cases by the Supervisory Board and the Shareholders' Meeting respectively.

– Rule 51: The application of this rule can not be determined by the company, since the Shareholders' Meeting decides on the composition of the Supervisory Board without any reservations.

– Rule 42: austriamicrosystems AG's Supervisory Board has not set up a Strategy Committee, since strategic issues are regular agenda items in the plenary meetings of the Supervisory Board.

– Rule 28: The resolution on stock option plans for the Management Board foreseen by this rule is effected by the Supervisory Board's Staff Committee in the interest of a consistent remuneration policy for members of the Management Board.

QUALITY AND ENVIRONMENTAL MANAGEMENT

Since its foundation in 1981, austriamicrosystems has been dedicated to meeting the highest quality standards and has been committed to responsible and visionary environmental management.

International Quality Standards

During the last financial year, the company was certified according to the latest international quality management standard, ISO/TS 16949:2002. This standard surpasses the earlier standards QS 9000 und VDA 6.1 which were already met by austriamicrosystems since 1999. Furthermore, austriamicrosystems has been awarded numerous other quality certificates, such as ISO 9001:2000, CECC 90000, STACK (Technical approval for advanced quality management) and Ford's Q1 certification. This makes the company one of the few semiconductor manufacturers worldwide that fully meet the stringent quality standards of the automotive industry.

Furthermore, in 2004 austriamicrosystems was certified according to ISO/TS 13485:2003, the latest international quality management standard for the design of medical devices. This distinction underlines austriamicrosystems' leading position in the area of quality and demonstrates the importance given to comprehensive quality management in our company.

Certified Environmental Management

Compliance with the highest environmental standards was assured during the last year by the re-certification of our Environmental Management System in accordance with ISO 14001:1996 and EC No. 761/2001 (EMAS). austriamicrosystems was one of the first semiconductor manufacturers to be certified in accordance with ISO 14001:1996 and to implement an environmental management system validated in accordance with EMAS (EU standard for eco-management).

Our company already complies with the EU Directive 2002/95/EG on the Reduction of Hazardous Substances (RoHS) before its mandated date of July 2006. Among other things, this directive prohibits the use of lead-based materials in electronic components. austriamicrosystems is offering all of its production components in 100% lead-free packaging since 2005.

Environmentally Conscious Activities

Through its innovations and products, austriamicrosystems not only influences future technological developments in the field of electronics, but also ensures that the high corporate environmental standards are maintained and continuously improved by acting providently, environmentally conscious and resource-preserving. Thus our company contributes to the conservation of an environment worth living in.

Our exemplary position on environmental issues contributes to austriamicrosystems' business success, which can only be sustained long-term by responsible environmental policies. The company issued guidelines to this effect which form an essential part of our environmental policy and were published in our 2003 Environmental Report.

In 2004, a variety of measures were successfully implemented to further lower energy consumption in our production, reduce waste and emissions and to minimize environmental risks. Going forward, austriamicrosystems will continue to pursue the objective of ongoing optimization of existing equipment and processes regarding their chemicals, water and energy consumption.

"Highly Protected Risk"

Moreover, comprehensive efforts are made throughout the company to reduce risk and increase operational safety. These allowed austriamicrosystems last year to achieve the status as "Highly Protected Risk" (HPR) as defined by the company's property insurer, an internationally-recognized distinction demonstrating a particularly high level of risk prevention.

HUMAN RESOURCES

The market success of a high tech company, such as austriamicrosystems, depends to a large extent on the expertise and the qualifications of its employees. Their motivation, commitment and flexibility are pre-requisites for the company's long-term success. As one of the major employers in the Graz region, austriamicrosystems at the same time recognizes its responsibility towards its employees.

A Leap Ahead through Experience

The highly-qualified engineers and technicians working at austriamicrosystems are among the world's brightest in the analog semiconductor market segment. The expertise our staff has gained over many years is an important factor contributing to the company's success, since highly-complex analog chip design and the development of leading production processes require extensive experience in the analog field.

Entrance Area to Clean Room



Therefore, austriamicrosystems follows the approach of giving employees and their know-how and skills room to grow within the company on a long-term basis. Our company invests strongly in in-house training opportunities – with customized international training programs for engineers. Furthermore, a specially defined career path offers engineers who consider technology their professional focus interesting prospects within the company.

A Culture of Active Professional Development and Communication

In the year 2004, the company once again offered a broad range of in-house and external training and education programs for all employee groups, including specialized training modules for staff members with managerial responsibility. Regular staff appraisals provide systematic feedback on opportunities for further professional development. At the same time, these appraisal interviews promote a culture of active communication throughout the company. The success of this approach is proven by the fact that employees are with austriamicrosystems for more than nine years on average.

An International Team

In the past business year, the austriamicrosystems Group employed 819 (2003: 808) people on average worldwide, around 750 of which worked at the Unterpremstaetten site. The international character of our company is also evident in our staff members. Engineers, technical employees and many other experts from a range of different nationalities work for austriamicrosystems at 17 locations in 16 countries all around the world and closely cooperate as an international team.

Partnerships with Universities

austriamicrosystems focuses on bringing advanced technologies onto the market in leading products. The company therefore places strong emphasis on university partnerships and close cooperation with important academic institutions in the field of R&D. To enable a comprehensive exchange of knowledge, several of our company's design centers are located in the immediate vicinity of these academic institutions. In Austria, austriamicrosystems works together with the Technische Universität Graz, the Technische Universität Wien and the Universität Linz; in Switzerland, with the Hochschule für Technik Rapperswil/Zurich and the EPFL Lausanne, in Italy with the Università di Pisa, the Università di Parma and the Università di Pavia as well as with the National Technical University Singapore.



High Performance Analog ICs on 200mm Wafer

CONTENT

FINANCIAL INFORMATION

MANAGEMENT REPORT 2004

1 Economic Environment

For the semiconductor industry, 2004 was a successful year as all market segments and regions achieved partly significant growth rates. Among the strongest growth drivers were the consumer and communications segment and the Asia-Pacific region. After a slight recovery towards the end of 2002, in 2003 the worldwide semiconductor market showed sustained growth only in the second half due to a difficult global economic and political environment. This growth trend clearly accelerated in 2004 and allowed the global semiconductor industry to reach a market size comparable to that of the year 2000.

According to recent surveys, the semiconductor industry grew at a rate of 28 % in 2004 (in US$) on a worldwide basis, compared to a growth rate of 18 % in 2003. The relevant market segment for **austriamicrosystems** is the analog semiconductor market which, according to recent market surveys, grew by 18 % in 2004 (in US$).



60%
40%
20%
0%
-20%
-40%
-60%
relevant worldwide market
austriamicrosystems

Growth rate relevant worldwide market compared to austriamicrosystems
(weighted 3 month average)

Source: WSTS (World Semiconductor Trade Statistics), austriamicrosystems

MANAGEMENT REPORT 2004

2 Overview of the Past Financial Year

The successful rollout of a number of key products, the expansion of its worldwide customer base and increased end market demand allowed austriamicrosystems to achieve significant growth in 2004 compared to the previous year.

austriamicrosystems' technological expertise and the close co-operation with customers, suppliers and academic institutions contributed to a further strengthening of the company's market position as analog ASICs and standard products continue to gain importance. austriamicrosystems enjoys an excellent reputation worldwide for designing analog ICs requiring low power and delivering high accuracy which is based on more than 20 years of experience in analog chip design.

In the communications segment, the pace of innovation in end market devices increased further with growing demand for digital ICs requiring an ever-increasing number of analog chips. Similarly, performance requirements in the automotive, industrial and medical technology market segments continued to rise demanding more highly integrated, high-value chip solutions. At the same time, the company's business unit Full Service Foundry was able to further broaden its customer base and acquire a number of well-known new customers as capacities in the new state-of-the-art 200mm production facility were expanded from 3,900 WSPM (wafer starts per months) to 5,200 WSPM.

austriamicrosystems was able to drive implementation of its strategic goals and lay the foundation for further profitable growth by continued strengthening of its in-house technological competence together with ongoing strict cost management.

The austriamicrosystems share started trading on May 17, 2004 following the successful initial public offering (IPO) on the SWX Swiss Exchange in Zurich. The stock market listing allows new shareholders to participate in the success of the company and creates a high degree of transparency for customers and business partners. At the same time, the listing helps to increase the attractiveness of working at austriamicrosystems. From issuing 2m new shares in the IPO, the company received net proceeds of more than EUR 41m of which EUR 40m were used for accelerated paydown of long-term debt. This resulted in a significant strengthening of the balance sheet.

REVENUES ACCORDING TO STRATEGIC BUSINESS UNITS


FULL SERVICE FOUNDRY 19%
COMMUNICATIONS 27%
AUTOMOTIVE 18 %
INDUSTRY & MEDICAL 36%

2.1 Development of Revenues

Revenues for the financial year 2004 grew strongly in all areas. Consolidated group revenues reached EUR 160.5m despite a further weakening of the US dollar (2003: EUR 134.4m), an increase of 19.4% compared to the previous year.

According to strategic business units, revenues in 2004 were composed as follows:

in millions of EUR	2004	2003	Change in %
Communications	43.2	37.5	+15.2%
Industry & Medical	57.5	52.2	+10.2%
Automotive	29.1	24.6	+18.3%
Full Service Foundry	30.7	20.1	+52.7%

2.2 Orders Received and Order Backlog

The broadening of the product portfolio and customer base of austriamicrosystems resulted in an increase in total order backlog at yearend from EUR 42.8m in 2003 to EUR 45.3m in 2004.

This positive development was achieved despite a slightly negative industry trend and more cautious ordering patterns of market participants in the 4th quarter of 2004. Orders received increased to EUR 163.8m in 2004 from EUR 140.4m in the previous year, growing by 16.7% (after 28.1% in the previous year).

Development of revenues and orders:

in millions of EUR	2004	2003	Change in %
Revenues	160.5	134.4	+19.4%
Orders received	163.8	140.4	+16.7%
Total order backlog	45.3	42.8	+ 5.8%

2.3 Earnings

The operating result (EBIT) rose from EUR 4.9m in 2003 to EUR 20.6m in 2004, an increase of 320.4%.

in millions of EUR	2004	2003
EBIT	20.6	4.9
EBIT margin	12.8%	3.6%
EBITDA	41.5	25.1
EBITDA margin	25.8%	18.4%

As of January 1, 2005, the Austrian corporate tax rate decreased from 34% to 25%. According to IFRS, this change resulted in an adjustment to the existing deferred tax asset of approx. EUR 12m. This one-time extraordinary, non-cash adjustment impacted the net result for the financial year. The net result for the year 2004 reached EUR 3.7m compared to EUR 0.6m for the previous year. Excluding the adjustment of the deferred tax asset, the net result for the year 2004 would have been EUR 15.7m. Earnings per share for the fiscal year 2004 were CHF 0.56 / EUR 0.36 compared to CHF 0.09 / EUR 0.06 in the previous year. Excluding the adjustment of the deferred tax asset, earnings per share for the past fiscal year would have been CHF 2.38 / EUR 1.54.

2.4 Assets and Financial Position

The positive result of the financial year together with the accelerated repayment of long-term debt from the capital increase in the IPO led to a significant increase of the equity capital ratio from 27% in 2003 to 45% in 2004. This development secured the long-term financing of further capacity build-out steps for the new manufacturing facility.

The operating cash-flow grew strongly to EUR 38.9m from EUR 12.9m in the previous year, consequently liquidity could be improved further.

2.5 Investments

Investments reached EUR 28.3m (2003: 20.5m) and were mostly geared towards further expansion of the new production facility. As a result, the capacity of the new 200mm manufacturing facility could be increased by more than 30% from 3,900 WSPM to 5,200 WSPM.

Investments in the amount of EUR 28.3m were counterbalanced by scheduled depreciation in the amount of EUR 22.1m.

2.6 Research and Development

The technological leadership of austriamicrosystems in the design and manufacturing of highly integrated analog and mixed-signal ICs results largely from many years of focused research and development activities. Research and development spending increased again in the financial year 2004 to further expand and secure austriamicrosystems' leading position in the worldwide market. austriamicrosystems cooperates with customers, suppliers and academic institutions all over the world in a significant number of research and development projects which form a strong base for the long-term market success of the company.

A number of innovative products were introduced to the market and entered large scale production in the financial year. A good example demonstrating austriamicrosystems' technological leadership in sensor interfaces was the market introduction of the AS5040, the world's smallest magnetic rotary encoder. A fully integrated system, this product offers unprecedented resolution in a extremely small form factor as well as considerable application advantages versus optical sensors. In addition, numerous new Standard Linear products including products with extremely low power consumption and offering leading performance in their respective segments were successfully rolled out.
As part of its platform-and-derivatives strategy, austriamicrosystems continues to leverage its existing broad IP (intellectual property) base to create attractive new products.

To secure and expand the technological edge of the company in the field of process technology, research and development activities in this area mainly focused on special variants of CMOS and Si-Ge processes for high-voltage and high-frequency applications. Within this effort, particularly high attention is given to the 0.35µ high-voltage and 0.35µ Si-Ge process variants.

The research findings again allowed filing of a number of international patents and publication of numerous technical articles in international specialist journals and at trade conferences.

2.7 Employees

On an average basis, the austriamicrosystems Group had 819 employees in 2004 (2003: 808), 763 of which worked at the Unterpremstaetten site (2003: 764).

Being a high tech company, austriamicrosystems is particularly dependent on the specialized know-how and the qualification of its employees. Their motivation, commitment and flexibility are prerequisites for the long-term success of the company.

As one of the most important employers in the region, austriamicrosystems recognizes its responsibility towards its employees and again offered a broad range of internal and external training and education programs for all employee groups. Regular staff appraisals in all business areas provide systematical feedback on opportunities for further professional development and promote a culture of active communication throughout the company.

We would like to thank all austriamicrosystems employees for their strong personal commitment and overall performance in the successful year 2004.

3 Events after the Balance Sheet Date

Following a planning and implementation period of only 10 months, SAP was introduced successfully on January 1, 2005 as an integrated ERP system for managing the company's business. The introduction of this new IT environment impacts all areas of the company.

4 Branch Facilities

Currently, austriamicrosystems has branch facilities in Hong Kong, Singapore, Japan, Korea, China and Taiwan. The opening of additional branch facilities in India and Malaysia is planned.

5 Outlook

The austriamicrosystems Group expects its business to continue to develop positively in 2005. While leading market research organizations and industry bodies foresee a generally rather subdued market environment and significant risks in 2005 for the worldwide semiconductor industry, leading economic researchers forecast growth for the global economy in the current year.

austriamicrosystems plans to harness this favorable environment, leveraging its increased sales and marketing activities in important geographical markets to expand its worldwide business. Asia and North America are expected to again be important growth areas for the company in 2005. Should, however, the global economy or the worldwide demand for semiconductors show a significantly weaker performance in 2005 than currently assumed, the development of austriamicrosystems' business would likely be affected as well.

With innovative products and development projects, austriamicrosystems is well positioned in a number of important market segments where further good growth beyond the current year is expected. In addition, the company has concluded key agreements with leading international partners, particularly in the area of standard product distribution.

austriamicrosystems sees potential for further revenue growth in 2005 while expecting, despite continually rising energy, insurance and personnel costs, a noticeable improvement in the earnings potential of the austriamicrosystems Group.

Unterpremstaetten, February 7, 2005 **Management Board**

CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

in thousands of EUR (except Earnings per Share, which are in EUR)

	Note	2004	2003
Revenues	1	160,524	134,352
Cost of sales		-91,400	-80,734
Gross profit		**69,124**	**53,617**
Research and development		-30,800	-30,900
Selling, general and administrative		-22,117	-21,378
Other operating income	2	4,973	4,754
Other operating expense	3	-630	-1,196
Result from operations		**20,550**	**4,898**
Net financing cost	4	-2,734	-5,276
Income/loss before tax		**17,816**	**-378**
Income tax expense/benefit	5	-14,083	934
Net income		**3,733**	**556**
Basic = diluted Earnings per Share	20	0.36	0.06

II CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2004 AND 2003

in thousands of EUR

	Note	2004	2003
Assets			
Cash and cash equivalents	6	17,323	7,674
Short-term investments		0	7,258
Trade receivables	7	38,777	37,408
Inventories	8	28,460	24,447
Other receivables and assets	9	5,095	4,491
Total current assets		**89,655**	**81,278**
Property, plant and equipment	10	115,883	111,339
Intangible assets	11	11,200	11,451
Investments and securities	12	195	1,472
Deferred tax assets	13	32,580	45,415
Other long-term assets		60	54
Total non-current assets		**159,919**	**169,732**
Total assets		**249,574**	**251,010**
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings	14	34,408	39,189
Trade liabilities		21,571	9,840
Provisions	15	15,335	14,859
Other liabilities	17	14,064	12,202
Total current liabilities		**85,377**	**76,090**
Interest-bearing loans and borrowings	14	36,337	89,086
Employee benefits	18	7,837	7,202
Deferred government grants	16	5,928	9,574
Other long term liabilities	17	1,568	2,492
Total non-current liabilities		**51,670**	**108,355**
Shareholders' equity			
Issued capital	19	26,647	21,802
Share premium	19	91,417	54,017
Translation adjustment		-104	-88
Retained earnings		-5,433	-9,166
Total shareholders' equity and reserves		**112,527**	**66,565**
Total liabilities and shareholders' equity		**249,574**	**251,010**

III CONSOLIDATED STATEMENT OF CASH-FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

in thousands of EUR

	Note	2004	2003
Operating activities			
Income/loss before tax		17,816	-378
Depreciation (net of government grants)	10,11	22,077	20,587
Changes in employee benefits		635	505
Changes in other long-term liabilities	17	-382	2,492
Gain/loss from sale of plant and equipment	2	-6	-197
Gain/loss from sale of investments and securities	4	170	0
Net financing cost	4	2,564	5,276
Changes in current assets		-6,096	-16,077
Changes in short-term operating liabilities and provisions		2,195	756
Tax Payments		-67	-32
Cash-flows from operating activities		**38,906**	**12,932**
Investing activities			
Acquisition of intangibles, property, plant and equipment		-21,030	-23,250
Government grants received		1,860	15,183
Acquisition of short-term investments		0	-7,543
Proceeds from sale of plant and equipment		73	820
Proceeds from the sale of investments		8,667	0
Interest received		826	438
Cash-flows from investing activities		**-9,604**	**-14,352**
Financing activities			
Proceeds from borrowings		1,700	23,794
Repayment of borrowings		-58,832	-16,915
Repayment of finance lease liabilities		-686	-643
Interest paid		-3,620	-5,429
Net proceeds from Going Public		41,785	0
Changes resulting from merger		0	104
Cash-flows from financing activities		**-19,653**	**911**
Net increase in cash and cash equivalents		9,649	-509
Cash and cash equivalents at January 1		7,674	8,183
Cash and cash equivalents at December 31		**17,323**	**7,674**

IV CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

in thousands of EUR

	Issued capital	Additional paid-in capital	Translation adjustment	Retained earnings	Total shareholders' equity
Total equity as of January 1, 2003	**21,802**	**53,836**	**-28**	**-9,722**	**65,888**
Net income	0	0	0	556	556
Translation adjustment	0	0	-60	0	-60
Merger	0	182	0	0	182
Total equity as of December 31, 2003	**21,802**	**54,017**	**-88**	**-9,166**	**66,565**
Net income	0	0	0	3,733	3,733
Translation adjustment	0	0	-16	0	-16
Capital increase	4,845	40,653	0	0	45,498
Transaction costs for capital increase	0	-4,338	0	0	-4,338
Deferred taxes charged to equity	0	1,085	0	0	1,085
Total equity as of December 31, 2004	**26,647**	**91,417**	**-104**	**-5,433**	**112,527**

Significant Accounting Policies

austriamicrosystems AG ("the Company") is a company located in Unterpremstaetten, Austria. The Company is a global leader in the design, manufacture and sale of high performance analog and analog intensive mixed signal integrated circuits tailored to meet specific customer applications. The consolidated financial statements for the years ended December 31, 2004 and 2003 represent the parent company austriamicrosystems AG and its subsidiaries (together referred to as the "Group").

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee.

(b) Basis of Preparation

The financial statements are presented in Euro and rounded to the nearest thousand. The use of automated calculation systems may lead to rounding differences in totals of rounded amounts and percentages. They are prepared on a historical cost basis except for derivative financial instruments, investments and securities, which are stated at their fair value.

(c) Basis of Consolidation

(I) **Subsidiaries**

Subsidiaries are all enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(II) **Transactions Eliminated on Consolidation**

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in an identical manner as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign Currency

(I) **Foreign Currency Transactions**

Transactions in foreign currencies are translated into Euro at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro at the foreign exchange rate prevailing at that date. Foreign exchange differences arising on translation are recognized in the income statement. Amounts recognized in the income statement were a net gain of EUR 411 thousand in 2004, a net loss of EUR 251 thousand in 2003.

(II) **Financial Statements of Foreign Entities**

The Group's foreign entities are not considered an integral part of the Company's operations. Accordingly, the assets and liabilities of foreign entities are translated into Euro at foreign exchange rates prevailing at the balance sheet date.

(e) Derivative Financial Instruments and Hedging Instruments

The Group uses interest rate swaps, cross currency swaps, options and forward exchange contracts to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities.

Derivative financial instruments are initially recognized at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value.

The fair value of such derivative financial instruments is the estimated amount that the Group would receive or pay to settle such derivative financial instruments at the balance sheet date, taking into account current interest rates and the current creditworthiness of the such derivative financial instruments counter parties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date.

(f) Hedging

As not all of the criteria for hedge accounting outlined in IAS 39.142 are met, all changes in the fair value of derivative financial instruments are recognized in the income statement.

(g) Property, Plant and Equipment

***(I)* Owned Assets**

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (refer to accounting policy m) and net of related government grants. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

***(II)* Leased Assets**

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy m). Lease payments are accounted for in accordance with accounting policy t.

***(III)* Subsequent Expenditures**

Expenditure incurred to replace a component of an item of property, plant and/or equipment that is accounted for separately, including major inspection and overhaul costs, is capitalised. Other subsequent expenditures are capitalised only when the future economic benefits embodied in the item of property, plant and equipment increases. All other expenditures are recognized in the income statement as an expense when incurred.

***(IV)* Depreciation**

Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. Land is not depreciated. The estimated useful life is as follows:

Buildings	25–33 years
Plants, technical equipment and machines	5–12 years
Other equipment	4–10 years

(h) Intangible Assets

***(I)* Research and Development**

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

***(II)* Intangible Assets Acquired by the Group**

Intangible assets, which are acquired by the Group, are stated at cost less accumulated amortisation (see below) and impairment losses (refer to accounting policy m).

***(III)* Subsequent Expenditures**

Subsequent expenditures on capitalised intangible assets are capitalised only when the future economic benefits embodied in the specific asset to which it relates increases. All other expenditures are expensed when incurred.

***(IV)* Amortisation**

Amortisation is charged to the income statement on a straight-line basis over the estimated useful life of the assets. The estimated useful life is from 3–10 years.

(i) Investments in Securities

Investments in securities held by the Group are classified as available-for-sale and are stated at fair value, with any resultant gain or loss recognized in the income statement. The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date.

(j) Trade and other Receivables

Trade and other receivables are stated at cost less impairment losses (refer to accounting policy m).

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

The cost of inventories is based on the first-in first-out principle and includes expenditures incurred in their acquisition as well as bringing them to their existing location and condition. For manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

(l) Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits.

(m) Impairment

The carrying amounts of the Group's assets, other than inventories (refer to accounting policy k) and deferred tax assets (refer to accounting policy u), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.
An impairment loss is recognized in the income statement whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount.

***(I)* Calculation of Recoverable Amount**

The recoverable amount of the Group's investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash-flows. Short-term receivables are not discounted.

The recoverable amount of other assets is the higher of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

***(II)* Reversals of Impairment**

An impairment loss on available-for-sale investments or receivables is reversed if the subsequent increase in the recoverable amount can be related objectively to an event occurring after the impairment loss was recognized. In respect to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

(n) Dividends

Dividends are recognized as a liability in the period in which they are declared.

(o) Interest-bearing Borrowings

Interest-bearing borrowings are initially recognized at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognized in the income statement over the borrowing period on an effective interest basis.

(p) Employee Benefits

***(I)* Defined Benefit Plans**

According to Austrian labour regulations, employees who joined the Company prior to December 31, 2002, are entitled to receive severance payments equal to a multiple of their monthly compensation, which comprises fixed plus variable amounts such as overtime and bonus payments. Maximum severance is equal to a multiple of twelve times the eligible monthly compensation.

The obligation for such severance payments is measured using the projected unit credit method. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates approximating the terms of the Group's obligations. All actuarial gains and losses are recognized immediately.

***(II)* Defined Contribution Plans**

For all employees who entered into an employment contract after December 31, 2002, the Company is obliged to contribute 1.53% of their monthly remuneration to an employee benefit fund. There is no additional obligation for the Company. Therefore, this plan constitutes a defined contribution plan. Contributions are recognized as an expense in the income statement as incurred.

***(III)* Other Long-term Employee Benefits**

All employees are eligible for long-term service benefits. Under this plan, eligible employees receive a cash payment after a specified service period. This payment equals one to three months salary, depending on the number of years of service. The amount recognized as a liability from this compensation is measured using the projected unit credit method. Actuarial assumptions are identical to those applied for defined benefit plans. All actuarial gains and losses are recognized immediately.

***(IV)* Stock Option Plan**

The management board approved a Stock Option Plan for the purposes of providing stock options to key employees of the Company and its subsidiaries on October 31, 2002. At a strike price of EUR 6 (EUR 18 before share split) per share, 137,730 (45,910 before share split), 33,990 (11,330 before share split) and 36,150 options were granted in 2002, 2003 and 2004, respectively. One option entitles the holder to receive one share of the Company. On the first day of issue, 33% of the options may be exercised, 33% one year later and 33% after two years. The latest possible exercise date is January 1, 2012.

The Company has concluded an agreement with its major shareholder (former parent), AMS Holding s.à.r.l, Luxembourg, under which the issued Options can be purchased from the parent at an agreed upon price of EUR 6 (EUR 18 before share split) per share. Due to this agreement, no amounts were recognized in the balance sheet and income statement. Since July 2004 15,800 stock options with a strike price of EUR 6 were exercised.

(q) Provisions

A provision is recognized on the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash-flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

***(I)* Warranties**

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

***(II)* Onerous Contracts**

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(r) Trade and other Payables

Trade and other payables are stated at cost.

(s) Revenue

***(I)* Goods Sold and Services Rendered**

Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods.

For certain sales transactions, the buyer requests the Company to delay physical delivery of the goods sold ("Bill and hold Sales"). In such cases, revenue is recognized if the following applies: the buyer takes title to the goods, it is probable that delivery will be made, the item is on hand, identified and ready for delivery, the buyer specifically acknowledges the deferred delivery instructions and the usual payment terms apply.

***(II)* Government Grants**

A government grant is initially recognized in the balance sheet when there is reasonable assurance that it will be received and that the Group will comply with the underlying conditions. Grants that compensate the Group for expenses incurred are recognized as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the initial cost of an asset and recognized in the income statement as reduced depreciation on a systematic basis over the useful life of the asset.

In 2002, the Austrian Government introduced a specific grant (valid until 2004) based on the increase of capital expenditures made during a business year in comparison to the average investments of the three previous years. This grant was paid in 2003 through a credit to the Company's income tax account and is presented on the balance sheet as deferred income. Recognition of this income matches the related depreciation and impairment charges, if any, of the underlying capital expenditures.

(t) Expense

***(I)* Operating Lease Payments**

Payments made under operating leases are recognized in the income statement on a straight-line basis over the lease term. Lease incentives received are recognized in the income statement as an integral part of the total lease payments made.

***(II)* Net Financing Cost**

Net financing costs comprise interest payable on borrowings, interest receivable on funds invested and dividend income, foreign exchange gains and losses, and gains and losses on derivative financial instruments related to financing activities.

Interest income is recognized in the income statement as it accrues, taking into account the asset's effective yield. Dividend income is recognized in the income statement on the date that the dividend is declared.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing cost. The interest expense component of finance lease payments is recognized in the income statement using the effective interest method.

(u) Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax assets and liabilities for temporary differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future are not recognized. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Notes to the Consolidated Financial Statements

1. Segment Reporting and Revenues

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). The "Products" segment includes the design and distribution of custom Integrated Circuits (ICs), known as Applications Specific Integrated Circuits (ASICs), Application Specific Standard Products (ASSPs) and Standard Linear ICs to a variety of customers. These customers are mainly in the Communications, Industrial, Medical, and Automotive markets. Under the "Foundry & Other" segment we show manufacturing for the "Products" segment as well as for third party foundry customers. The secondary reporting format is structured by the three regions in that sales occur: "EMEA" (including Europe, Middle East, Africa), "Asia/Pacific" and "Americas".

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise items included in net financing cost. The Group does not record liabilities by segment. Therefore, liabilities are not allocated to segments.

Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total cost incurred (net of government grants) during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical billing location of customers. Segment assets are based on the geographical location of the assets.

Segment Reporting and Revenues Continued
Business Segments

in thousands of EUR

	Products		Foundry & Other		Eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	129,815	114,239	30,709	20,113			160,524	134,352
Inter-segment revenue			56,077	63,386	-56,077	-63,386	0	0
Total revenue	**129,815**	**114,239**	**86,786**	**83,498**	**-56,077**	**-63,386**	**160,524**	**134,352**
Profit/loss from operations	**26,693**	**5,835**	**-6,143**	**-937**			**20,550**	**4,898**
Net financing cost							-2,734	-5,276
Income tax expense							-14,083	934
Net profit/loss for the year							**3,733**	**556**
Segment assets	37,969	32,723	211,605	218,287			**249,574**	**251,010**
Capital expenditure (net of government grants)	1,361	71	25,043	18,604			**26,404**	**18,675**
Depreciation/Amortization (net of government grants)	376	702	21,700	19,885			**22,077**	**20,587**

Geographical Segments

in thousands of EUR

	EMEA		Americas		Asia/Pacific		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003
Revenue from external customers	129,879	112,214	18,069	16,808	12,576	5,330	**160,524**	**134,352**
Segment assets	249,216	250,656	348	338	9	16	**249,574**	**251,010**
Capital expenditure (net of government grants)	26,400	18,666	0	1	4	9	**26,404**	**18,675**

Segment Reporting and Revenues Continued

in thousands of EUR

	2004	2003
Revenues from production	148,204	120,646
Revenues from research and development projects	12,319	13,706
	160,524	**134,352**
Thereof revenues from Bill & Hold transactions	10,956	4,739

2. Other Operating Income

in thousands of EUR

	2004	2003
Government grants related to R&D expenses	2,666	1,960
Amortisation of government grants related to assets	1,150	500
Deferred income from IT-Outsourcing	386	0
Reversal of bad debt reserve	285	73
Insurance refunds	4	274
Other government grants related to expenses	0	395
Reversal of provisions	19	838
Gain from disposal of assets	6	197
Other	458	516
	4,973	**4,754**

3. Other Operating Expense

in thousands of EUR

	2004	2003
Allowance for bad debts	373	101
Accruals for product-related claims	215	1,050
Other	42	45
	630	**1,196**

4. Net Financing Cost

in thousands of EUR

	2004	2003
Interest expense	3,714	5,480
Interest income	-822	-439
Loss on disposal of investments	42	0
Available-for-sale investments:		
Gain on disposal	-170	0
Revaluation to fair value	18	267
Derivative financial instruments:		
Revaluation to fair value	-48	-32
	2,734	**5,276**

5. Income Tax Expense/Benefit

Recognized in the Income Statement

in thousands of EUR

	2004	2003
Current tax expense:		
Current year	-163	-75
Under/(over) provided in prior years	-1	43
	-164	**-32**
Deferred tax expense/benefit:		
Origination and reversal of temporary differences	-2,009	-25,605
Reduction of tax rate	-12,082	0
Benefit of tax losses recognized	173	26,571
	-13,919	**966**
Total income tax expense/benefit in income statement	**-14,083**	**934**
Reconciliation of effective tax expense		
Income/loss before tax	17,816	-378
Income tax using the domestic income tax rate	-6,057	128
Reconciliation to effective tax expense		
Non taxable income	391	170
Tax incentives (mainly related to R&D)	3,453	685
Effect of tax rates in foreign jurisdictions	3	38
Non-deductible expense	-54	-58
Reduction of tax rate	–12,082	0
Other	263	-29
	-14,083	**934**
Deferred tax credit recognised directly in equity		
Relating to net loss not recognised in income statement	1,085	0

6. Cash and Cash Equivalents

in thousands of EUR

	2004	2003
Bank deposits	17,320	7,668
Cash on hand	3	6
	17,323	**7,674**

7. Trade Receivables, Net

in thousands of EUR

	2004	2003
Gross	39,308	37,956
Allowance for bad debt	-531	-548
	38,777	**37,408**
Allowance for bad debt developed as follows:		
Balance at the beginning of the period	548	1,143
Consumption	-73	-689
Reversal	-225	-77
Additions	281	171
Balance at the end of the period	**531**	**548**

8. Inventories

in thousands of EUR

	2004	2003
Finished goods	1,668	4,080
Unfinished goods	21,774	16,680
Raw materials and supplies	3,480	2,457
Work in progress	1,538	1,230
	28,460	**24,447**

Inventories states at net realisable value were EUR 3,881 thousand in 2004 and EUR 2,045 thousand in 2003 respectively.

9. Other Receivables and Assets

in thousands of EUR

	2004	2003
Government grants related to assets	1,863	1,861
Government grants related to R&D expenses	1,739	1,183
Amounts due from tax authorities	798	853
Prepaid expenses	387	169
Derivative financial instruments at fair value	48	32
Other	261	393
	5,095	**4,491**

10. Property, Plant and Equipment

in thousands of EUR

	Land and buildings	Plant and equipment	Fixtures and equipment	Under construction	Government grants	Total
Cost						
Balance at January 1, 2004	**63,341**	**281,470**	**24,733**	**2,067**	**-24,602**	**347,009**
Effect of movements in foreign exchange rates	0	0	0	0	0	0
Additions	257	16,237	1,197	6,681	-1,863	22,509
Transfers	160	2,264	0	-2,067	0	357
Disposals	0	-1,791	-665	0	0	-2,456
Balance at December 31, 2004	**63,757**	**298,180**	**25,265**	**6,681**	**-26,465**	**367,419**
Depreciation and impairment losses						
Balance at January 1, 2004	**34,127**	**194,516**	**20,974**	**0**	**-13,947**	**235,669**
Effect of movements in foreign exchange rates	0	0	0	0	0	0
Depreciation charge for the year	1,256	15,832	2,022	0	-1,179	17,931
Transfers	-407	1,074	-434	0	0	234
Disposals during the year	0	-1,782	-517	0	0	-2,299
Balance at December 31, 2004	**34,976**	**209,640**	**22,046**	**0**	**-15,126**	**251,536**
Carrying amount						
At January 1, 2004	**29,214**	**86,954**	**3,760**	**2,067**	**-10,655**	**111,339**
At December 31, 2004	**28,781**	**88,540**	**3,220**	**6,681**	**-11,339**	**115,883**

Cost						
Balance at January 1, 2003	**63,429**	**256,851**	**24,620**	**22,028**	**-22,901**	**344,027**
Effect of movements in foreign exchange rates	0	0	-57	0	0	-57
Additions	79	10,875	851	2,067	-1,861	12,012
Transfers	-160	21,883	2	-21,885	160	0
Disposals	-8	-8,140	-683	-143	0	-8,974
Balance at December 31, 2003	**63,341**	**281,470**	**24,733**	**2,067**	**-24,602**	**347,009**
Depreciation and impairment losses						
Balance at January 1, 2003	**32,337**	**177,283**	**18,864**	**11,344**	**-12,753**	**227,076**
Effect of movements in foreign exchange rates	0	0	-33	0	0	-33
Depreciation charge for the year	1,797	13,621	2,784	0	-1,194	17,008
Transfers	0	11,344	0	-11,344	0	0
Disposals during the year	-8	-7,732	-641	0	0	-8,381
Balance at December 31, 2003	**34,127**	**194,516**	**20,974**	**0**	**-13,947**	**235,669**
Carrying amount						
At January 1, 2003	**31,092**	**79,569**	**5,756**	**10,684**	**-10,149**	**116,952**
At December 31, 2003	**29,214**	**86,954**	**3,760**	**2,067**	**-10,655**	**111,339**

Leased Plant and Machinery

The Group leases production equipment under a number of finance lease agreements. At the end of each lease the Group has the option to purchase the equipment at a beneficial price. At December 31, 2004 the net carrying amount of leased plant and machinery was EUR 3,205 thousand (2003: EUR 3,891 thousand). The leased equipment secures the lease obligations.

At the end of 2003, the Company entered into a sale and leaseback agreement regarding computer hardware and related services effective January 1, 2004. This lease contract contains a minimum lease term of 10 years. Due to the fact that this lease is classified as a finance lease, the related assets were not removed from the balance sheet. At December 31, 2003, payments related to the purchase of these assets amounting to EUR 3,072 thousand have already been received and were included in other liabilities. No gain or loss resulted from this transaction.

As of December 31, 2004, commitments for the acquisition of property, plant and equipment and intangible assets amounted to EUR 10,850 thousand (2003: EUR 4,924 thousand)

For the government grants recognized in 2004 and 2003, certain conditions such as evidence of the actual costs incurred and a future minimum number of employees apply.

11. Intangible Assets

in thousands of EUR

	Patents & Licences	Under construction	Total
Cost			
Balance at January 1, 2004	**30,590**	**1,131**	**31,721**
Effect of movements in foreign exchange rates	0	0	0
Additions	3,501	394	3,894
Transfers	1,131	-1,131	0
Disposals	0	0	0
Balance at December 31, 2004	**35,221**	**394**	**35,615**
Amortisation and impairment losses			
Balance at January 1, 2004	**19,694**	**576**	**20,270**
Effect of movements in foreign exchange rates	0	0	0
Depreciation charge for the year	4,145	0	4,145
Transfers	576	-576	0
Disposals during the year	0	0	0
Balance at December 31, 2004	**24,415**	**0**	**24,415**
Carrying amount			
At January 1, 2004	**10,896**	**555**	**11,451**
At December 31, 2004	**10,806**	**394**	**11,200**
Cost			
Balance at January 1, 2003	**20,611**	**4,611**	**25,222**
Effect of movements in foreign exchange rates	0	0	0
Additions	6,649	14	6,663
Transfers	3,494	-3,494	0
Disposals	-164	0	-164
Balance at December 31, 2003	**30,590**	**1,131**	**31,721**
Amortisation and impairment losses			
Balance at January 1, 2003	**14,417**	**2,375**	**16,792**
Effect of movements in foreign exchange rates	0	0	0
Depreciation charge for the year	3,579	0	3,579
Transfers	1,799	-1,799	0
Disposals during the year	-101	0	-101
Balance at December 31, 2003	**19,694**	**576**	**20,270**
Carrying amount			
At January 1, 2003	**6,195**	**2,235**	**8,430**
At December 31, 2003	**10,896**	**555**	**11,451**

12. Investments and Securities

in thousands of EUR

	2004	2003
Non-current investments		
Marketable securities available-for-sale, at cost	0	1,359
Change in fair value (realized)	0	-128
Marketable securities available-for-sale, at fair value	**0**	**1,231**
Shares in affiliated companies	195	241
	195	**1,472**

13. Deferred Tax Assets

Deferred tax assets are attributable to the following items:

in thousands of EUR

	2004	2003
Property, plant and equipment	-264	-80
Investments	0	1,005
Receivables	-18	233
Employee benefits	1,614	2,239
Liabilities	-10	-291
Provisions	-53	-41
Tax value of loss carry-forwards	31,312	42,350
	32,580	**45,415**

The tax losses in Austria and the deductible temporary differences do not expire under current tax legislation.

Based on the business plan and the related tax plan of the Company it is probable that deferred tax assets recognized in the balance sheet are recovered within the next five years.

The corporate income tax rate is reduced from 34 % to 25 %, effective from January 1, 2005. According to IAS 12, deferred tax amounts have been measured using the 34 % tax rate in the past. Deferred tax assets/liabilities decrease by EUR 12,082 thousand measured at the tax rate of 25 %; this amount has been charged to the income statement in 2004.

14. Interest-bearing Loans and Borrowings

in thousands of EUR

	2004	2003
Non-current liabilities		
Secured bank loans	33,980	86,086
Finance lease liabilities	2,357	3,000
	36,337	**89,086**
Current liabilities		
Current portion of secured bank loans	33,559	38,289
Current portion of finance lease liabilities	849	891
Unsecured bank facility	0	9
	34,408	**39,189**

Terms and Debt Repayment Schedule
2004

in thousands of EUR

	Total	1 year or less	2–5 years	More than 5 years
Capital investment loans				
Euro – fixed rate loan	13,081	2,907	10,174	0
Euro – floating rate loan	28,047	10,919	17,128	0
R & D loans				
Euro – fixed rate loan	2,361	1,271	1,090	0
Euro – floating rate loan	7,335	1,747	5,588	0
Export loan				
Euro – floating rate loan	16,715	16,715	0	0
Finance lease liabilities				
Euro – floating rate loan	3,206	849	2,357	0
Bank overdrafts				
Euro – floating rate loan	0	0	0	0
	70,745	**34,408**	**36,337**	**0**

2003

in thousands of EUR

	Total	1 year or less	2–5 years	More than 5 years
Capital investment loans				
Euro – fixed rate loan	30,300	5,592	23,255	1,453
Euro – floating rate loan	66,047	12,592	53,455	0
R & D loans				
Euro – fixed rate loan	3,753	1,466	2,287	0
Euro – floating rate loan	7,560	1,924	5,636	0
Export loan				
Euro – floating rate loan	16,715	16,715	0	0
Finance lease liabilities				
Euro – floating rate loan	3,891	891	3,000	0
Bank overdrafts				
Euro – floating rate loan	9	9	0	0
	128,275	**39,189**	**87,633**	**1,453**

The Bank Loans are Secured as Follows:

in thousands of EUR

	2004	2003
Registered mortgages on land	43,604	20,000
Registrable mortgages	0	96,422
Securities pledged	0	810
Assignment of debt	20,058	20,058

In 2003 the machinery of fab B served as collateral for bank loans.

Finance Lease Liabilities

in thousands of EUR

	2004			2003		
	Payments	Interest	Principal	Payments	Interest	Principal
Less than one year	935	86	849	1,070	179	891
Between one and five years	2,455	98	2,357	3,239	239	3,000
More than five years	0		0	0		0
	3,390	**184**	**3,205**	**4,309**	**418**	**3,891**

Under the terms of the lease agreements, no contingent rental fees are payable.

15. Provisions

in thousands of EUR

	Warranties	Onerous contracts	Other personnel provisions	Other	Total
Balance at January 1, 2004	2,412	8,124	4,323	0	**14,859**
Provisions made during the year	920	5,895	1,990	444	**9,249**
Provisions used during the year	-758	-3,977	-1,770	0	**-6,504**
Provisions reversed during the year	-362	-1,907	0	0	**-2,269**
Balance at December 31, 2004	**2,212**	**8,135**	**4,544**	**444**	**15,335**

in thousands of EUR

	Warranties	Onerous contracts	Other personnel provisions	Other	Total
Balance at January 1, 2003	216	4,783	4,653	0	**9,652**
Provisions made during the year	2,196	6,045	965	0	**9,206**
Provisions used during the year	0	-1,463	-1,295	0	**-2,758**
Provisions reversed during the year	0	-1,241	0	0	**-1,241**
Balance at December 31, 2003	**2,412**	**8,124**	**4,323**	**0**	**14,859**

Warranties

A provision for warranties is recognized when a warranty claim is received from a customer. The amount recognized is the best estimate of the expenditure required to settle the claim based on historical experience.

As of December 31, 2004 and 2003 a provision for warranty claims and legal costs is recognized as well as an accrual for a patent infringement claim. All warranty claims are expected to be settled within one year.

Onerous Contracts

Provisions for onerous contracts are set up when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The amount regognized as of December 31, 2004 (EUR 8,072 thousand) and 2003 (EUR 7,707 thousand) relates to several engineering contracts. In addition, as of December 31, 2004 (EUR 63 thousand) and 2003 (EUR 417 thousand) a provision for production contracts is recognized.

Other Personnel Provisions

Provisions for other personnel costs include profit sharing and bonuses payable within twelve months after the respective balance sheet date for current employees. In addition, a provision was recognized for the estimated expenditures required to settle claims of the former CEO.

16. Deferred Government Grants

In 2003, in connection with the construction of fab B, the Company applied for a government grant. This grant awards the Company for the increase in capital expenditure over those of the previous years. In 2003, the Company received EUR 10,074 thousand (EUR 2,496 thousand of which are classified as other liabilities as of December 31, 2004, and repaid in January 2005). According to accounting policy (s) the grant is accounted for as deferred income and recognized as a reduction of depreciation in line with the average depreciation charge for the underlying assets. The reduction in depreciation recognized in 2004 (2003) amounted to EUR 1,150 thousand (EUR 500 thousand).

17. Other Liabilities

in thousands of EUR

	Current		Non current	
	2004	2003	2004	2003
Liabilities against tax authorities	3,570	0	0	0
Accrued vacation days	3,458	2,907	0	0
Deferred income	2,253	1,464	0	0
Accrued expenses	2,245	1,877	0	0
Employee related liabilities	1,347	1,172	0	0
Liabilities from licence agreements	661	1,401	1,568	2,492
Prepayments from sale and lease back transaction	0	3,072	0	0
Other	530	309	0	0
	14,064	**12,202**	**1,568**	**2,492**

18. Employee Benefits

Movements in the net liability recognized in the balance sheet

in thousands of EUR

	2004		2003	
	Severance payments	Long-service benefits	Severance payments	Long-service benefits
Present value of obligation (DBO) January 1	6,364	838	6,044	653
Expense recognized in the income statement	980	85	416	185
Payments during the year	-429	0	-96	0
Present value of obligation (DBO) December 31	**6,914**	**923**	**6,364**	**838**

Expense Recognized in the Income Statement

in thousands of EUR

	2004		2003	
Current service cost	617	83	643	65
Interest on obligation	311	42	294	33
Actuarial gain/loss	52	-40	-521	87
	980	**85**	**416**	**185**

The expense is recognized in the following line items in the income statement

in thousands of EUR

	2004		2003	
Cost of sales	480	42	204	91
Selling, general and administrative expenses	265	23	108	48
Research and development	235	20	104	46
	980	**85**	**416**	**185**

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages)

	2004	2003
Discount rate at December 31	5%	5%
Future salary increases	3%	3%
Fluctuation < 40 years of age	8%	8%
Fluctuation > 40 years of age	2%	2%
Retirement age - women	56.5-60	56.5-60
Retirement age - men	61.5-65	61.5-65

The total personnel expense amounted to EUR 50,619 thousand in 2004 and EUR 46,976 thousand in 2003.

The average number of employees was 819 employees in 2004 and 808 employees in 2003.

19. Shareholders' Equity

Share capital and share premium

in thousands of EUR

	2004	2003
Share capital	26,647	21,802
Additional paid-in capital	91,417	54,017
	118,064	**75,819**

In April 2004, the general meeting resolved a share split of 1:3, resulting in a share capital of EUR 21,801,850.25 divided into 9,000,000 shares (2003: 3,000,000 shares before share split). In May 2004 the capital was increased by 2,000,000 shares up to 11,000,000 shares, resulting in a share capital of EUR 26,646,705.86 and an increase of additional paid-in capital (share premium) of EUR 37,399,281.40 to EUR 91,416,629.61. All shares have no notional par value and are fully paid-in.

Since May 2004, 3,700,000 shares are listed on the SWX Swiss Exchange.

The executive board has been authorized to issue convertible bonds and/or warrants by May 3, 2005. To cover obligations in connection with the conversion of the bonds, the executive board has been authorized to issue up to 750,000 (before share split) additional ordinary shares.

In April 2004 the executive board has been authorized to increase share capital until April 30, 2009 up to a total of 4,500,000 shares ("Authorized Capital 2004"), from which the capital increase described above has been used, so that the Authorized Capital 2004 now amounts to 2,500,000 shares.

Effective September 30, 2003, Aspern Industrie Beteiligung und Beratung AG, the parent company of austriamicrosystems AG was downstream merged into the Company. This transaction resulted in a contribution of net assets amounting to EUR 182 thousand and was presented as additional paid-in capital. The merger was registered on January 16, 2004.

The holders of ordinary shares are entitled to receive dividends based on the distributable net income ("Bilanzgewinn") presented in the separate financial statements of the parent company compiled in accordance with Austrian Generally Accepted Accounting Standards (HGB) and as declared by shareholders' resolution and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company's residual assets.

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operation of the Company.

20. Earnings per Share

Basic Earnings per Share

The calculation of basic earnings per share is based on the net profit attributable to ordinary shareholders of 10,250,000 (2003: 9,000,000) ordinary shares.

Net Profit/Loss Attributable to Ordinary Shareholders

In EUR

	2004	2003
Net profit/loss for the year	3,733,077.29	556,410.57
Weighted average number of shares outstanding	10,250,000	9,000,000
Earnings per share	0.36	0.06

Since there are no potential ordinary shares, diluted earnings per share equal basic earnings per share. In comparison to prior year's report, the figures for the financial year 2003 have been adapted to the share split (1:3 shares) in 2004. The EPS calculation for 2003 has been adjusted retrospectively to reflect the increase in the number of ordinary shares arising from the share split in April 2004.

	2004	2003
Reconciliation of ordinary shares:		
Outstanding shares as of January 1:	3,000,000	3,000,000
Share split as of April 2004	6,000,000	0
Capital increase as of May 2004	2,000,000	0
Outstanding shares as of December 31	11,000,000	3,000,000

21. Financial Instruments

Exposure to credit, interest rate and currency risks arise in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to foreign exchange rates as well as interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Derivative instruments are used to hedge risks associated with exchange rate and interest rate fluctuations.

All hedging activities are carried out centrally by the Group treasury department. In connection with these financial instruments, renowned national and international financial institutions provide the Group with advisory services. The creditworthiness of these institutions is continually assessed by ratings agencies.

Credit Risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect to financial assets.

According to the company's treasury and risk management policy, investments are allowed in liquid securities only, and solely with counter parties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counter parties with high credit ratings and with whom the Group has a signed netting agreement.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

Interest Rate Risk

Interest rate risk – the possible fluctuation in value of financial instruments due to changes in market interest rates – arises in relation to medium- and long-term receivables and payables. The Group adopts a policy of ensuring that a significant portion of its exposure due to changes in interest rates is on a fixed rate basis.

In addition with a view to reducing interest rates austriamicrosystems entered into a (not terminable) 5 year interest-rate swap agreement valid from October 19, 2004. The agreement includes a fixed interest rate for the first year.

Foreign Currency Risk

Foreign currency risks result from the Group's extensive buying and selling of products outside of Austria. As a result, significant cash-flows from operating activities (e.g. trade receivables and payables) denominated in foreign currencies are hedged. These hedges concern primarily transactions in US-dollar and Japanese yen.

In order to avoid currency risk, the company utilizes forward currency contracts, option contracts as well as cross currency swaps. Transaction risk is calculated for each foreign currency and takes into account significant foreign currency receivables and payables as well as highly probable purchase commitments.

As per December 31, 2004 and December 31, 2003 respectively, austriamicrosystems holds foreign currency forwards, options and swaps to minimize its foreign currency exposure in respect of trade receivables, trade payables and forecasted purchase commitments.

As of December 31, 2004 and 2003, the nominal amounts and fair values of derivative financial instruments are as follows:

	currency	31.12.2004 notional amount (in million)	31.12.2003 notional amount (in million)	31.12.2004 fair value (in thousands)	31.12.2003 fair value (in thousands)
Interest-rate swap					
Liability	EUR	18	17	48	-60
Currency forward transaction					
Asset	USD	10	0	210	0
Asset	JPY	0	473	0	6
Liability	JPY	615	778	-132	-130
Cross-currency swap					
Asset	USD	3	3	16	26

Except for the interest rate swap, the remaining term of all derivative financial instruments is less than 1 year.

Financial Instruments Continued

Effective Interest Rates and Repricing Analysis

In respect of interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

in thousands of EUR

	2004				2003			
	Effective Interest rate	0-1 years	2-5 years	More than 5 years	Effective Interest rate	0-1 years	2-5 years	More than 5 years
Capital investment loans								
Euro – fixed rate loan	3.86%	2,907	10,174	0	5.56%	5,592	23,255	1,453
Euro – floating rate loan	3.78%	10,919	17,128	0	4.22%	12,592	53,455	0
R & D loans								
Euro – fixed rate loan	2.38%	1,271	1,090	0	2.57%	1,466	2,287	0
Euro – floating rate loan	2.65%	1,747	5,588	0	2.54%	1,924	5,636	0
Export loan								
Euro – floating rate loan	2.25%	16,715	0	0	2.15%	16,715	0	0
Finance lease liabilities								
Euro – floating rate loan	3.08%	849	2,357	0	5.79%	891	3,000	0
Bank overdrafts								
Euro – floating rate loan	0.00%	0	0	0	5.03%	9	0	0
		34,408	**36,337**	**0**		**39,189**	**87,633**	**1,453**

Fair Values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

in thousands of EUR

	2004		2003	
	Carrying amount	Fair value	Carrying amount	Fair value
Capital investment loans				
Euro – fixed rate loan	13,081	13,055	30,300	30,278
Euro – floating rate loan	28,047	28,264	66,047	65,764
R & D loans				
Euro – fixed rate loan	2,361	2,323	3,753	3,606
Euro – floating rate loan	7,335	7,241	7,560	7,267
Export loan				
Euro – floating rate loan	16,715	16,715	16,715	16,715
Finance lease liabilities				
Euro – floating rate loan	3,206	3,503	3,891	4,252
Bank overdrafts				
Euro – floating rate loan	0	0	9	9
	70,745	**71,101**	**128,275**	**127,891**

Fair value has been determined by discounting the relevant cash-flows using current interest rates for similar instruments at the balance sheet date.

22. Operating Leases

Leases as Lessee
Non-cancellable operating lease rentals are payable as follows:

in thousands of EUR

	2004	2003
Less than one year	1,711	1,493
Between one and five years	7,023	6,664
More than five years	2,556	3,600
	11,290	**11,757**

Some of the Group's subsidiaries lease office space. In addition, the Group leases the gas farm as well as automobiles under operating leases. The leases typically run for an initial period of four to ten years, with an option to renew the lease after that date. Lease payments are increased annually to reflect market rentals. None of the leases includes contingent rentals. The expenses for operating lease amounted to EUR 2,687 thousand in 2004.

23. Contingencies

There are no contingencies in 2004 (2003: Based on management estimate, deliveries to a customer amounting to EUR 1,037 thousand, representing around 50% of the entire unpaid amount, were not recognized as revenue due to uncertainties regarding collectibility).

24. Related Parties

Identity of Related Parties
The Company has a related party relationship with:

- the Company's Executive Officers (CEO, CFO)
- the members of the Company's Supervisory Board (Aufsichtsrat)
- the Company's controlling shareholder (AMS Holding s.à.r.l.)

Remuneration of the Company's Executive Officers amounted to EUR 464 thousand (2003: EUR 428 thousand). The remuneration of the company's Supervisory board amounted to EUR 230 thousand (2003: EUR 17 thousand) The Company has entered into consulting agreements with several members of the Supervisory Board and the Company's controlling shareholder. Based on these agreements, the Company paid to the advisors EUR 31 thousand in 2004 and EUR 104 thousand in 2003, respectively. These consulting agreements have been terminated in February 2004.

The Company's Executive Officers hold 199 thousand shares as of December 31, 2004 (65 thousand shares as of December 31, 2003 before share split).

25. Group Enterprises

	Accounting method	Country of incorporation	Ownership interest	
			2004	2003
austriamicrosystems France s.à.r.l.	consolidated	France	100%	100%
austriamicrosystems Germany GmbH	*consolidated*	*Germany*	100%	*100%*
austriamicrosystems Italy S.r.l.	consolidated	Italy	100%	100%
austriamicrosystems Switzerland AG	consolidated	Switzerland	100%	100%
austriamicrosystems UK, Ltd.	at cost	U. K.	---	100%
austriamicrosystems USA, Inc.	consolidated	USA	100%	100%
Austria Mikro Systeme International Fejleszto es Forgalmazo KFT	at cost	Hungary	---	100%
Austria Mikro Systeme International Ltd.	at cost	China	100%	100%
Austria Mikro Systeme International S. L.	at cost	Spain	---	100%

Group enterprises accounted for at cost are either liquidated or have ceased operations and are not material individually and on an aggregated basis.

26. Additional Disclosures in Accordance with § 245a Austrian Commercial Code (HGB)

Significant Differences between International Financial Reporting Standards and the Austrian Commercial Code (HGB)

Leases
According to IAS 17, recognition of a leased asset in the balance sheet by either the lessor or the lessee is made in accordance with the assignment of all essential risks and rewards. In this respect, IFRS rules are to a greater extent based on economic facts than HGB. Consequently, certain leased assets are recognized in the balance sheet of the lessee under IFRS while they remain recognized in the balance of the lessor according to HGB.

Inventory
In accordance with IAS 2, inventories are stated at the lower of cost or net realisable value. Manufacturing costs comprise all production-related variable and fixed costs. According to Austrian GAAP, inventories are generally recognized at the lower of cost, replacement cost and net realisable value. Manufacturing costs may not include overhead costs.

Deferred Taxes
In accordance with IAS 12, deferred tax assets and liabilities should be recognized for all temporary differences arising between the tax basis and the financial reporting basis of assets and liabilities. Furthermore, IAS 12 requires the recognition of deferred tax assets for tax loss carry-forwards, if it is probable that they can be used against future taxable income. According to Austrian GAAP, deferred tax liabilities must be recognized for expected future tax liabilities. Deferred tax assets may be recognized for expected future tax benefits resulting from timing differences. Deferred tax assets on tax loss carry-forwards are not allowed under Austrian GAAP.

Foreign Currency Translation
Under IAS 21, gains and losses arising from foreign currency transactions are recognized in the income statement. Austrian GAAP does not allow recognition of unrealized gains from currency translations.

Financial Instruments
Financial investments in securities are classified as "available-for-sale financial assets" under IAS 39. They are recognized at fair value and changes in fair value are recorded in the income statement. Under Austrian GAAP, securities are valued at the lower of cost or fair value.

Derivative financial instruments are recognized in the balance sheet at fair value. Changes in the fair value are recorded in the income statement. Under Austrian GAAP, derivative financial instruments are only recognized if the fair value is negative. Unrealized gains resulting from positive fair values must not be recognized.

Under IAS 39, financial liabilities are measured at amortised cost. Under Austrian GAAP they are recorded at their repayment amount.

Unterpremstaetten, February 7, 2005

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

We have audited the accompanying consolidated financial statements of austriamicrosystems AG and subsidiaries as of December 31, 2004 prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and of the results of its operations and its cash-flows for the year then ended in accordance with International Financial Reporting Standards.

We certify that the status report is in compliance with the consolidated financial statements and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met.

Vienna, February 7, 2005

AUDITOR TREUHAND GMBH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Michael SCHOBER **Walter MÜLLER**
(Austrian) Certified Public Accountants

Auditor Treuhand GmbH is a member of

Deloitte.



Notice of Warning of Risk

The products manufactured by the company are integrated into complex electronic systems. Deficiencies or functional defects of the ASICs or ASSPs manufactured by austriamicrosystems AG may indirectly or directly affect the property, health or life of third persons. The company is not in the position to reduce or exclude its liability towards consumers or third parties in their sales agreements. Every product that leaves the company undergoes several qualified checks regarding quality and function.

In spite of quality control systems certified under ISO 9001, VDA 6.1 and QS 9000, product defects may occur and possibly show only after installation and use of the final products. Although this risk has been appropriately insured, negative effects on the assets, financial and earnings position of the company may result in the event of quality problems.

austriamicrosystems AG produces complex integrated circuits, using various process technologies, line widths and production facilities. Like our competitors, we constantly have to develop our technologies further. Should we infringe any patents while consistently using processes, production flows and design blocks protected under patent law and related comprehensive licensing, this may have negative effects on the assets, financial and earnings position of the company as well as on our share price.

GLOSSARY

Analog

A continuously changing signal, e.g. a sound wave. All signals humans can perceive such as sound, light or pressure are analog signals. Today most analog signals are converted by an analog/digital converter into digital signals for further processing in electronic devices, finally the signals may be converted back to analog by a digital/analog converter.

Analog ASICs

Chips which work with continuously changing signals and measure, control or amplify them, also called Linear ICs.

ASIC

Application Specific Integrated Circuit, a semiconductor product specifically developed for a particular task and customer.

ASSP

Application Specific Standard Product, a semiconductor product developed for a specific application which is marketed to a range of customers.

BiCMOS

A technology using both bipolar and MOSFET technology in the same integrated circuit. This combination leads to higher switching frequencies and increased accuracy of complex mixed signal circuits. Used for radio frequency system circuits in mobile phones, automotive applications and in industrial measurement and control systems.

CAD

Computer Aided Design, today's integrated circuits are designed, simulated, tested and prepared for manufacturing with intensive support from highly specialized software.

CMOS

Complementary Metal Oxide Semiconductor, the most broadly used manufacturing technology for ICs. Base technology for a wide range of ICs in telephones, communications systems, PCs, cars and industrial applications. Ideal for analog and mixed signal applications due to high noise immunity and low power consumption.

Design Kit

Tool set provided for chip designers to develop their own integrated circuits. It consists of library elements for circuit design, component models, process-specific parameters and interfaces for the CAD software.

Digital

Representation of a signal in the form of a sequence of numeric values (bits, bytes) which enables simple transmission and processing of the signals in digital devices. Digital ICs store and process information in this form and carry out arithmetic or logical operations.

GLOSSARY

Integrated Circuit (IC)

An IC or chip consists of a large number of transistors, capacitors and resistors which are realized during the same production process on the surface of a silicon wafer. All these components together form an electronic circuit.

Micrometre (µm)

One millionth of a metre or one thousandth of a millimetre.

Mixed Signal IC

Circuit which processes analog and digital signals together in one IC and may also convert analog into digital signals if necessary.

Semiconductor

In terms of electrical characteristics, semiconductors are a class of materials between conductors (metals) and non-conductors (isolators). The actual characteristics of a semiconductor greatly depend on the content of impurities (doping) in the material. Through a suitable combination of various semiconductive layers, complex electronic components which control or amplify currents and voltages and perform other functions can be manufactured. The most important starting material is silicon in form of a wafer.

Silicon

Raw material for semiconductors (the second most common element occurring on the earth's surface).

Wafer

Thin, round silicon disc with a diameter from 100 up to 200mm (in analog segment) which serves as the base material for the semiconductor manufacturing process.

IMPRINT

Responsible for contents

austriamicrosystems AG
Moritz M. Gmeiner
Investor Relations
A-8141 Schloss Premstaetten/Austria
Phone +43/316/500-5970
Fax +43/316/500-5420
investor@austriamicrosystems.com
www.austriamicrosystems.com



austriamicrosystems

Invitation to Annual General Meeting (in German), published April 26, 2005

Invitation contains

- Date, time and location of Annual General Meeting
- Agenda
- Instructions for deposit of shares in order to participate in the Annual General Meeting

Sehr geehrte Aktionäre,

an Sie ergeht die freundliche

Einladung
zur Teilnahme an der
ordentlichen Hauptversammlung
der austriamicrosystems Aktiengesellschaft

Zeit: **Donnerstag, 19. Mai 2005, 10.00 Uhr**
Ort: austriamicrosystems AG, Schloss Premstätten,
A-8141 Unterpremstätten, Tel. +43 3136 500-0

Als T a g e s o r d n u n g ist vorgesehen

1. Vorlage des festgestellten Jahresabschlusses der austriamicrosystems AG, des Lageberichtes sowie des Berichtes des Aufsichtsrates an die Hauptversammlung über das Geschäftsjahr 2004.
2. Beschlussfassung über die Verwendung des Bilanzergebnisses des Geschäftsjahres 2004.
3. Beschlussfassung über die Entlastung der Mitglieder des Vorstandes für das Geschäftsjahr 2004.
4. Beschlussfassung über die Entlastung und Vergütung der Mitglieder des Aufsichtsrates für das Geschäftsjahr 2004.
5. Beschlussfassung über die Wahl des Abschlussprüfers für den Jahresabschluss des Geschäftsjahres 2005.
6. Beschlussfassung über eine bedingte Erhöhung des Grundkapitals gemäß § 159 Abs 2 Z 3 AktG von EUR 26.646.705,86 um EUR 2.398.203,53 auf EUR 29.044.909,39 durch Ausgabe von 990.000 auf den Inhaber lautenden Stückaktien, was einem Anteil von 9 % des derzeitigen Grundkapitals entspricht, zum Zweck der Einräumung von Aktienoptionen an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft. Am Sitz der Gesellschaft liegt spätestens 14 Tage vor Hauptversammlung ein gemeinsamer Bericht des Vorstandes und des Aufsichtsrates an die Hauptversammlung zur Einsicht durch die Aktionäre auf. Auf Verlangen eines Aktionärs wird dieser Bericht kostenlos zur Verfügung gestellt.
7. Aufgrund der Beschlussfassung zu Punkt 6. Änderung der Satzung in § 3.

Zur Teilnahme an der Hauptversammlung sind gemäß § 17 der Satzung nur jene Aktionäre berechtigt, die ihre Aktien bei einem österreichischen Notar, bei der Hauptniederlassung einer inländischen Bank oder bei der Gesellschaft so rechtzeitig hinterlegen, dass zwischen dem Tag der Hinterlegung und dem Tag der Hauptversammlung mindestens 3 Werktage freibleiben. Der letzte Tag für die Hinterlegung ist somit der 12. Mai 2005. Als hinterlegt gelten auch solche Aktien, die in Depots in- und ausländischer Banken, die am von SIS SegaInterSettle AG betriebenen Abwicklungs- und Verwahrsystem teilnehmen, zu Gunsten der Aktionäre verbucht und bis zur Beendigung der Hauptversammlung gesperrt sind. Die Bescheinigung der Hinterlegungsstelle über die erfolgte Hinterlegung ist in Urschrift oder beglaubigter Abschrift spätestens einen Werktag nach Ablauf der Hinterlegungsfrist bei der Gesellschaft (austriamicrosystems AG, Investor Relations, Schloß Premstätten, A-8141 Unterpremstätten, Fax Nr. +43 3136 500-5420) einzureichen.

Der Vorstand ersucht um Ihre verlässliche Teilnahme und weist darauf hin, dass gemäß § 125 Abs 5 AktG der Jahresabschluss, der Lagebericht und der Bericht des Aufsichtsrates im Geschäftsraum der Gesellschaft zur Einsicht für die Aktionäre aufliegen.

Unterpremstätten, im April 2005

Der Vorstand

Hauptversammlungen

austriamicrosystems AG

Einladung

zur Teilnahme an der

ordentlichen Hauptversammlung

der austriamicrosystems AG

Zeit: Donnerstag, 19. Mai 2005, 10 Uhr.

Ort: austriamicrosystems AG, Schloss Premstätten, A-8141 Unterpremstätten, Tel. +43/31 36/500-0.

Als Tagesordnung ist vorgesehen:

1. Vorlage des festgestellten Jahresabschlusses der austriamicrosystems, des Lageberichtes sowie des Berichtes des Aufsichtsrates an die Hauptversammlung über das Geschäftsjahr 2004.
2. Beschlussfassung über die Verwendung des Bilanzergebnisses des Geschäftsjahres 2004.
3. Beschlussfassung über die Entlastung der Mitglieder des Vorstandes für das Geschäftsjahr 2004.
4. Beschlussfassung über die Entlastung und Vergütung der Mitglieder des Aufsichtsrates für das Geschäftsjahr 2004.
5. Beschlussfassung über die Wahl des Abschlussprüfers für den Jahresabschluss des Geschäftsjahres 2005.
6. Beschlussfassung über eine bedingte Erhöhung des Grundkapitals gemäß § 159 Abs. 2 Z. 3 AktG von EUR 26,646.705,86 um EUR 2,398.203,53 auf EUR 29,044.909,39 durch Ausgabe von 990.000 auf den Inhaber lautenden Stückaktien, was einem Anteil von 9% des derzeitigen Grundkapitals entspricht, zum Zweck der Einräumung von Aktienoptionen an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft. Am Sitz der Gesellschaft liegt spätestens 14 Tage vor der Hauptversammlung ein gemeinsamer Bericht des Vorstandes und des Aufsichtsrates an die Hauptversammlung zur Einsicht durch die Aktionäre auf. Auf Verlangen eines Aktionärs wird dieser Bericht kostenlos zur Verfügung gestellt.
7. Aufgrund der Beschlussfassung zu Punkt 6. Änderung der Satzung in § 3.

Zur Teilnahme an der Hauptversammlung sind gemäß § 17 der Satzung nur jene Aktionäre berechtigt, die ihre Aktien bei einem österreichischen Notar, bei der Hauptniederlassung einer inländischen Bank oder bei der Gesellschaft so rechtzeitig hinterlegen, dass zwischen dem Tag der Hinterlegung und dem Tag der Hauptversammlung mindestens drei Werktage freibleiben. Der letzte Tag für die Hinterlegung ist somit der 12. Mai 2005. Als hinterlegt gelten auch solche Aktien, die in Depots in- und ausländischer Banken, die am von SIS SegaInterSettle AG betriebenen Abwicklungs- und Verwahrsystem teilnehmen, zu Gunsten der Aktionäre verbucht und bis zur Beendigung der Hauptversammlung gesperrt sind. Die Bescheinigung der Hinterlegungsstelle über die erfolgte Hinterlegung ist in Urschrift oder beglaubigter Abschrift spätestens einen Werktag nach Ablauf der Hinterlegungsfrist bei der Gesellschaft (austriamicrosystems AG, Investor Relations, Schloss Premstätten, A-8141 Unterpremstätten, Fax Nr. +43/31 36/500-54 20) einzureichen.

Der Vorstand ersucht um Ihre verlässliche Teilnahme und weist darauf hin, dass gemäß § 125 Abs. 5 AktG der Jahresabschluss, der Lagebericht und der Bericht des Aufsichtsrates im Geschäftsraum der Gesellschaft zur Einsicht für die Aktionäre aufliegen.

Unterpremstätten, im April 2005

216216 Der Vorstand

austriamicrosystems adds AS5043 absolute analog output IC to its magnetic rotary encoder family

Unterpremstaetten, Austria (May 10, 2005) – austriamicrosystems further expands its rotary encoder family by introducing AS5043, an absolute analog magnetic rotary encoder IC. The AS5043 offers a highly reliable, contactless solution to a variety of motion sensing applications in the industrial and automotive fields, where an analog position information is required.

The AS5043 provides an analog voltage proportional to the measured angle, in addition to a 10-bit digital position information. By combining adjustable angle range and analog output voltage range, a user can program the device to operate within a predefined, application-specific angle range. The AS5043 also offers all other distinctive features of austriamicrosystems' magnetic rotary encoder IC family, such as zero position programming or diagnostic features related to magnet mechanical position and magnetic field presence. As an additional safety feature, the device provides warning in case of a power loss.

"The AS5043 outperforms current motion sensing solutions, such as high end potentiometers, in terms of reliability and lifetime due to its contactless sensing method. For example, the biggest disadvantage of potentiometers is the fact that they are using a mechanical contact which wears out over time," said Ralf Kodritsch, marketing manager for Sensors & Automation at austriamicrosystems. "Furthermore, the high degree of device programmability, be it the adjustable angular and voltage range or the specific performance settings, makes the AS5043 superior to commonly used potentiometer solutions."

Adds Matjaz Novak, marketing director at austriamicrosystems: "The flexibility, small form factor and high reliability of the AS5043 make this device attractive for use in a variety of industrial and automotive applications. With this device, we specifically aim to provide an alternative to analog motion sensing applications where changing to a digital solution would neither be technically or commercially attractive."

The AS5043 provides both analog as well as a 10-bit digital position information. Depending on the angular range settings, the step size of the analog output may vary from 0.35 degrees to 0.09 degrees per step. In addition, the AS5043 can be selected by the user for optimized operation at either high speed or high accuracy. The daisy chain mode allows the connection of several devices in series over a two-wire bus. The AS5043 operates at either 3.3 V or 5 V. The operating temperature ranges from -40°C to +125°C. The AS5043 is available in a lead-free SSOP 16 (5.3mm x 6.2mm) package. The AS5043 will be available for sampling in June.

About austriamicrosystems

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For further information please visit www.austriamicrosystems.com

Electronic picture image available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For More Information Contact

Sonja Pieber-Hascher
Media Relations
austriamicrosystems AG
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com

austriamicrosystems extends the frontiers of portable multimedia products

Ultra-integrated AS3517 packs power and playback features into 9x9 mm form-factor, reducing external components and slashing BOM costs

Unterpremstaetten, Austria (May 11, 2005) – Leading designer and manufacturer of high performance analog ICs, austriamicrosystems, has extended the frontiers of portable multimedia product design with the launch of an ultra-integrated chip within a chipscale package of just 9x9 mm.

The newest and most powerful member of austriamicrosystems' Portable Audio product family, the analog front-end AS3517 packs power and playback features into a tiny form-factor that not only minimises the need for external components but also slashes bill of material costs.

Leveraging austriamicrosystems' more than 20 years of analog design expertise, the new AS3517 chip incorporates 11 voltage converters and regulators, a Lithium battery charger and a CD quality audio codec. There are 12 programmable amplifiers for headphones, analog line signals and microphones and a realtime clock.

"The AS3517 is the most highly integrated solution available today. It provides all of the audio and power management functionality that is required in products like music-enabled mobile phones, MP3 music players, digital audio and video broadcast receivers, PDAs and other portable music devices while simultaneously reducing the costs involved in manufacturing," said John Heugle, CEO of austriamicrosystems.

An innovative analog design makes the AS3517 the world's first solution to combine Lithium battery management, hard disk drive power supply and CD quality audio on the same chip, without compromising its excellent performance either in the power management or in the audio subsystem.

A unique layout and proven production technology combine to deliver power management efficiency of over 90% and audio performance in excess of 94dB SNR. AS3517-based demonstration boards that deliver on these performance promises are available now.

"The AS3517 includes advanced functionalities designed to support the legitimate desire of rights holders to protect their intellectual property. We have built-in hardware provisions for music Digital Rights

Management, and numerous other functional blocks that can be used to safeguard copyrighted material without compromising the listening experience of the end-user," said Alexander Harrer, Sr. V.P. and General Manager of the Communications business unit at austriamicrosystems.

A number of large organisations producing well-known MP3 brand names already have product designs based on the AS3517 under way. Production ramp-up is scheduled for summer 2005, and a number of portable music devices with the austriamicrosystems AS3517 chip inside will be in the shops ready for the Christmas season.

austriamicrosystems as a proven supplier to the mobile communications industry has already delivered over 50 million pieces of combined audio and power management chips over the last three years.

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information visit www.austriamicrosystems.com

Electronic picture image available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For More Information Contact

Sonja Pieber-Hascher
Media Relations
austriamicrosystems AG
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com

austriamicrosystems to exhibit at 2005 FSA Supplier Expo Europe

New High Voltage CMOS technology available for foundry customers

Unterpremstaetten, Austria (May 12, 2005) – austriamicrosystems' business unit Full Service Foundry announced today the exhibition at the 2005 FSA Suppliers Expo Europe at the Mermaid Conference and Events Centre in London, England. The Expo is held in conjunction with the IEE/FSA International Semiconductor Executive Forum.

The 2005 FSA Suppliers Expo Europe provides an opportunity for European semiconductor professionals to attend a complimentary exhibition featuring industry suppliers from around the globe to explore their latest, most innovative products and services. The event brings together professionals in an effort to cultivate and further business partnerships globally.

"The FSA Supplier Expo has established itself as the premier event in the fabless world especially in North America. We are pleased about the European event which enables us to offer our foundry services to a range of local fabless companies and IDM's in the analog, mixed signal and RF area in an exhibition," stated Peter Gasteiner, Senior Vice President and General Manger of austriamicrosystems' business unit Full Service Foundry.

austriamicrosystems, as a leading supplier to fabless companies, has further expanded its technology portfolio with advanced High Voltage CMOS processes. Based on the proven 0.35 µm mixed-signal CMOS process, licensed from TSMC (Taiwan Semiconductor Manufacturing Company), there is now a 20V and a 50V process available for mass production in austriamicrosystems' 200mm production line. These processes are ideally suited for power management products, display drivers and automotive and industrial applications.

With the announcement of these leading edge processes austriamicrosystems also provides the appropriate mixed-signal high voltage design environment, known as HIT-Kit, for these new 0.35 µm HV processes. The easy to use HIT-Kit includes fully characterized analog and HV simulation models, extraction and verification run sets, qualified digital and analog libraries, device generators and many more to give customers a tool set which increases the chances drastically of performing first time right design.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed signal foundry market offering well-established RF CMOS, HV CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems is an attractive analog/mixed-signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customised and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). www.austriamicrosystems.com

For additional information on the 2005 FSA Suppliers Expo Europe or to register, please visit http://www.fsa.org/suppliers_expo/europe/

For more information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
sonja.pieber@austriamicrosystems.com
foundry@austriamicrosystems.com

austriamicrosystems introduces 12-bit resolution magnetic rotary encoder IC for high-precision motion sensing applications

Unterpremstaetten, Austria (June 7, 2005) – Continuing its leadership in magnetic rotary encoder ICs, austriamicrosystems introduces the AS5045, a 12-bit resolution device, as part of its expanding family of magnetic rotary encoder standard ICs. The device provides absolute angle information in a digital format, and targets motion sensing applications in the industrial and automotive markets where a resolution below 0.1 degree of angle is required.

"There is a variety of motion sensing applications, where a minimum 12-bit resolution at low rotational speeds is required, such as torque measurement. The AS5045 addresses this requirement by providing 12-bit resolution at speeds below 1,000 revolutions per minute. Of course, the device operates at higher speeds as well, with reduced resolution," states Ralf Kodritsch, Marketing Manager of austriamicrosystems.

The user can continuously access a serial digital output and pulse width modulated (PWM) output at the same time. The angular position information is provided in the form of a serial data stream and as a PWM signal with a resolution of 4096 positions per revolution (0.09° per step). The mode selector pin enables the user to adapt the device to meet the requirements of either high-precision or higher-speed applications.

The AS5045 offers user-programmable zero-position setting and diagnostic features, as well as the option to cascade several devices in a daisy chain configuration. The device is immune to magnet misalignment, air gap and ambient temperature variations. The AS5045 operates at either 3.3V or 5V. The operating temperature ranges from -40°C to +125°C. The AS5045 is available in a lead-free SSOP16 (5.3mm x 6.2mm) package. The AS5045 will be available for sampling in August.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

Electronic picture image available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems to manufacture Triad Semi mixed signal structured ASICs

Unterpremstaetten, Austria / Winston-Salem, N.C. — June 8, 2005 — Triad Semiconductor Inc., a pioneer in the development of mixed signal structured ASIC (application specific integrated circuits) technology, announced that the MSSA-1 platform has transitioned to production status with austriamicrosystems as the fabrication partner.

The MSSA Platform addresses the widening gap between skyrocketing IC development costs with advanced semiconductor processing technology and the fact, that 39% of ASIC designs reach volumes up to 100,000 units, which do not justify these costs. Triad's mixed signal structured ASIC solutions enable companies to get semiconductors to market quickly, with low development costs and reduced risk.

While structured ASICs are well-adopted in the digital IC market, Triad Semiconductor's MSSA-1 platform takes the proven "structured ASIC" approach into the mixed signal domain by adding a structured arrangement of analog building blocks to the design platform concept. The mixed signal structured ASIC is ideal for embedded systems that require analog interfaces, local digital processing and communication functions. Using a proprietary version of ViaPATH™ design tools from ViASIC (http://www.viasic.com), the array elements are automatically configured and interconnected into an ASIC without the expense and delay traditionally associated with full-custom, manual layout. Triad offers a flexible range of customer relationships from the turn-key design and manufacture of custom chips to the license of libraries, EDA tools and related technology.

The first product of the MSSA platform, the MSSA-1 is ideal for producing SoC ASICs that contain sensor interface circuits, amplifiers, filters, A/D converters, D/A converters, digital processors, and communication interfaces. A few example applications include medical monitoring devices, instrumentation and wireless sensor networks.

"Digital structured ASICs are the fastest growing segment of the semiconductor industry," said Dan Wrappe, CEO of Triad. "Until now, there was not a mixed signal equivalent for rapid design and low cost development. We are pleased to announce production tooling of the MSSA 1 mixed signal structured ASIC platform. We chose austriamicrosystems as our fabrication partner due to their commitment to quality, focus on mixed signal processes, and depth of experience."

"Triad Semiconductor's engineers have created an innovative mixed signal IC design and manufacturing platform," said Peter Gasteiner, Senior Vice President and General Manager Full Service Foundry of austriamicrosystems. "Considering the large market potential for specialized analog mixed signal systems on a chip solutions, we are very pleased they have selected our 0.35 micron process."

About Triad Semiconductor, Inc.

Triad Semiconductor, Inc. is a privately held fabless semiconductor company with proprietary mixed signal structured array technology. The company headquarters are in the Piedmont Triad Research Park in downtown Winston-Salem, North Carolina. For more information, please visit the web site located at www.triadsemi.com or call (336) 721-9450.

Marketing Communications Manager
Triad Semiconductor, Inc.
Tel +1 (336) 721-9450
Fax +1 (336) 721-9480
Email: marcomm@triadsemi.com

About austriamicrosystems

With headquarters near Graz, Austria, austriamicrosystems AG is one of the world's leading designers and manufacturers of highly integrated analog intensive ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with a full service silicon foundry specialized in mixed signal, RF and HV applications. Operating worldwide with more than 800 employees, austriamicrosystems is organized in four strategic business units: Communications, Automotive, Industrial & Medical and Full Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Additional information can be found on following Internet pages:
http://www.austriamicrosystems.com and http://www.asic.amsint.com

For More Information Contact
Sonja Pieber-Hascher
Marketing Communications Manager
austriamicrosystems AG, Austria
Tel: +43/ 3136/ 500 5968
Fax: +43/ 3136/ 500 5420
Email: press@austriamicrosystems.com

austriamicrosystems releases newest version of its best in class process design kit

HIT-Kit v3.70 supports latest Cadence Analog Design Environment

Unterpremstaetten, Austria (June 13, 2005) – austriamicrosystems' business unit Full Service Foundry announced today, at the Design Automation Conference (DAC) in Anaheim, California, the availability of its new analog/mixed signal high performance process design kit ("HIT-Kit") for its 0.35µm and 0.8µm technologies.

The new HIT-Kit based on latest Cadence EDA tools significantly improves the time-to-market and the time-to-profit for highly competitive products especially in the analog intensive mixed signal area. Supporting designers in creating their first-time-right mixed signal designs even for complex systems, this comprehensive design kit with its highly accurate simulation models and flexible pcells provides a proven route to silicon.

The new HIT-Kit v3.70 is available for Cadence Design Systems' latest version of Analog Design Environment and includes the high performance 0.35µm process technologies C35 (CMOS), S35 (SiGe-BiCMOS) and H35 (High Voltage CMOS) and the 0.8µm process technologies CXQ (CMOS), CXZ (High Voltage CMOS) and BYQ (BiCMOS).

It comes complete with fully silicon qualified standard cells, periphery cells and general purpose analog cells such as comparators, operational amplifiers, low power A/D and D/A converters. Custom analog and RF devices, physical verification rule sets for Assura and Calibre as well as excellent characterized circuit simulation models enable rapid design starts of complex high performance mixed signal ICs.

All I/O structures within the design kit are silicon-validated and meet the military ESD and JEDEC latch-up standards with I/O pads designed to surpass 2kV HBM and 250mA latch-up immunity. In C35 technology the total I/O libraries consist of more than 1800 cells supporting 3.3V and 3.3V/5V designs. The specialty High Voltage CMOS process H35 with its floating libraries even includes more than 2400 core and periphery cells.

"Our new Cadence based HIT-Kit v3.70 offers, beside a broad range of new tools for analog/mixed signal design like AMS-Designer, SoC Encounter and Ultrasim, a new set of area optimized periphery libraries for designs in our 0.35µm process technologies, which lead to significant lower die sizes," said Thomas Moerth, Manager Design Support, business unit Full Service Foundry. "The extensive support of available EDA software together with the wide range of available libraries gives our customers the possibility to create their designs on our specialty processes in the best possible design environment."

To meet our customers demands also in terms of flexibility, the HIT-Kit supports, beside RedHat Linux 7.3, also RedHat Enterprise Linux 3.0, Sun Solaris and HP-UX operating systems. Read more details about this new HIT-Kit version at http://asic.austriamicrosystems.com/hitkit/hk370/index.html.

About austriamicrosystems

austriamicrosystems' business unit Full Service Foundry has successfully positioned itself in the mixed signal foundry market offering well-established RF CMOS, HV CMOS, BiCMOS and SiGe-BiCMOS processes. With superior support during the design phase, with high-end tools and experienced engineers, austriamicrosystems is an attractive analog/mixed signal foundry partner especially for fabless design houses.

austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customised and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).

Additional information can be found on following internet pages: www.austriamicrosystems.com

###

For more information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems reports continued growth in the second quarter and first six months of 2005

Key financial data for the second quarter and first half of 2005

Unterpremstaetten, Austria (July 26, 2005) — austriamicrosystems reports continued profitable growth in the second quarter and first six months of 2005. The second quarter and first half of 2005 show substantial increases in revenues and operating profit, compared to last year.

Consolidated group revenues in the second quarter reached EUR 40.3 million, growing by 10% compared to the same quarter in 2004, in-line with expectations. Group revenues for the first six months of 2005 increased by 10% to EUR 75.6 million compared to the first half of 2004. In the second quarter we recorded a gross margin of 44% compared to 43% in the same quarter of last year. For the first half of the current year, gross margin stood at 44%, an increase of one percentage point compared to the first six months of 2004.

Taking into account a ramp-up-related increase in R&D costs and relatively stable SG&A costs compared to the same period last year, our result from operations (EBIT) for the second quarter grew to EUR 4.4 million, an increase of 16% from EUR 3.8 million in the second quarter of 2004. The result from operations (EBIT) for the first half-year of 2005 rose to EUR 8.5 million from EUR 6.1 million in the relevant period last year, an increase of 41%.

The net result for the second quarter grew strongly to EUR 3.5 million from EUR -9.6 million in the comparable period last year with last year's result impacted by a one-time extraordinary non-cash adjustment due to legislation on a change in the Austrian corporate tax rate. Earnings per share for the second quarter were CHF 0.49 / EUR 0.32. The net result for the first half of 2005 amounted to EUR 6.4 million (CHF 0.90 / EUR 0.58 per share) compared to EUR -8.0 million (CHF -1.30 / EUR -0.84 per share) for the same period last year.

We continued our strong business performance in the second quarter given good demand for our products on a worldwide scale. Our advanced power management and lighting solutions for mobile devices are seeing very good market feedback and increasing penetration with customers like SonyEricsson and Motorola (CDMA version of the successful Razr handset). Our complete system solutions and analog front-end ICs for flash, hard disk and other MP3 players offer a full range of dedicated portable audio products for MP3-based applications. With a number of design efforts for MP3 devices underway at important customers, we are well positioned to participate in the continuing growth in the worldwide MP3 player market.

The industrial and medical market showed good performance with increasing demand for our healthcare solutions and continuing growth with key clients in metering and industrial automation. In the automotive segment, we saw the ongoing ramp-up of a key sensor interface product and an additional important project win. The foundry segment continued to perform well serving a variety of high quality customers.

To support future manufacturing requirements, we have triggered the next capacity build-out step in our wafer fab B which is envisaged to increase manufacturing capacity from 5,200 WSPM to 6,500 WSPM (wafer starts per month). We have also decided to initiate a ramp-down procedure for our legacy wafer fab A after 22 years of successful operation. The procedure is expected to be completed by year-end.

Looking forward, we see austriamicrosystems well positioned for further growth. Based on currently available information, we anticipate full year revenues for 2005 to increase by between 10 and 15% compared to last year, accompanied by substantial growth in earnings.

The complete half-year report 2005 including detailed financial information is available on austriamicrosystems' website under http://www.austriamicrosystems.com/08ir/report.htm

About austriamicrosystems
austriamicrosystems is a leading designer and manufacturer of high performance analog ICs, combining more than 20 years of analog design capabilities and system know-how with its own state-of-the-art manufacturing and test facilities. austriamicrosystems leverages its expertise in low power and high accuracy to provide industry-leading customized and standard analog products. Operating worldwide with more than 800 employees, austriamicrosystems focuses on the areas of power management, sensors & sensor interfaces, portable audio and car access through its business units Communications, Industry & Medical, Automotive and Full Service Foundry. austriamicrosystems is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS). For more information, please visit the web site at www.austriamicrosystems.com.

###

For further information

austriamicrosystems AG
Investor Relations
Moritz M. Gmeiner
Tel: +43 (0) 3136 500 5970
Fax: +43 (0) 3136 500 5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems AG
Media Relations
Sonja Pieber
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
sonja.pieber@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Half-year Report 2005

Continued growth in the first six months

Report to shareholders on the first half of 2005

Ladies and Gentlemen

Our positive second quarter and half-year results clearly demonstrate austriamicrosystems' success in the global marketplace. Our business showed profitable growth through a combination of recently introduced products and existing ICs and derivatives, while we continue to see good demand for our products on a worldwide scale. Compared to last year, the second quarter and first half of 2005 show substantial increases in revenues and operating profit.

Financial results

Consolidated group revenues in the second quarter reached EUR 40.3 million, growing by 10% compared to the same quarter in 2004, in-line with expectations. Group revenues for the first six months of 2005 increased by 10% to EUR 75.6 million compared to the first half of 2004. This sales growth resulted from higher demand across our target market segments. We were able to achieve excellent growth in the US and Asia-Pacific markets as a result of the build-out of our distribution and sales presence over the last years.

In the second quarter we recorded a gross margin of 44% compared to 43% in the same quarter of last year. For the first half of the current year, gross margin stood at 44%, an increase of one percentage point compared to the first six months of 2004. Taking into account a ramp-up-related increase in R&D costs and relatively stable SG&A costs compared to the relevant period last year, our result from operations (EBIT) for the second quarter grew to EUR 4.4 million, an increase of 16% from EUR 3.8 million in the second quarter of 2004. The result from operations (EBIT) for the first half-year of 2005 rose to EUR 8.5 million from EUR 6.1 million in the same period last year, an increase of 41%.

The net result for the second quarter grew strongly to EUR 3.5 million from EUR -9.6 million in the comparable period last year with last year's result impacted by a one-time extraordinary non-cash adjustment due to legislation on a change in the Austrian corporate tax rate. Earnings per share for the second quarter were CHF 0.49 / EUR 0.32. The net result for the first half of 2005 amounted to EUR 6.4 million (CHF 0.90 / EUR 0.58 per share) compared to EUR -8.0 million (CHF -1.30 / EUR -0.84 per share) for the same period last year.

Key figures EUR thousands (except earnings per share)	**Q2 2005**	Q2 2004	Q1 2005	**1st half 2005**	1st half 2004
Revenues	**40,334**	36,633	35,231	**75,566**	68,908
Gross margin in %	**44%**	43%	43%	**44%**	43%
Result from operations	**4,431**	3,755	4,082	**8,513**	6,051
Net income/loss	**3,524**	- 9,614	2,856	**6,380**	- 7,966
Basic = diluted earnings per share in CHF [1]	**0.49**	- 1.48	0.40	**0.90**	- 1.30
Basic = diluted earnings per share in EUR [1]	**0.32**	- 0.96	0.26	**0.58**	- 0.84
Total backlog	**54,058**	49,931	46,125	**54,058**	49,931

[1] Earnings per share for 1st half 2004 were adjusted to reflect share split effective April 15th, 2004.
Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Our total backlog increased to EUR 54.1 million on June 30, 2005, compared to EUR 46.1 million at the end of the first quarter 2005 and EUR 49.9 million on June 30, 2004.

Business overview

austriamicrosystems continued its strong business performance in the second quarter and first half year as the success of our newly introduced and existing products at major customers worldwide confirms our leading position in high performance analog semiconductors.

Our advanced power management and lighting solutions for mobile devices are seeing very good market feedback and increasing penetration due to the excellent performance and high level of integration they offer. Gaining importance for austriamicrosystems in this area are customers like SonyEricsson for Japanese handset models, Motorola for the CDMA version of their highly successful Razr mobile phone and Pantech/Curitel, an internationally active leader in the Korean handset market, as well as applications like GPS receivers. Our innovative portable audio products demonstrate austriamicrosystems' world-class design expertise in complex highly-integrated analog ICs. With complete system solutions and analog front-end ICs for flash, hard disk and other MP3 players, we offer a full range of dedicated products for various MP3-based applications. XM Satellite, the leading U.S. satellite radio provider with more than 4 million subscribers, has chosen austriamicrosystems for several satellite radio receivers including the next generation of the XM2go portable device. In addition, a Chinese handset manufacturer has launched a handset for the Chinese market incorporating an austriamicrosystems MP3 player solution. Our strategic partnership with PortalPlayer, the leading MP3 system supplier, for a combined flash MP3 player solution, which we announced in January, underlines our strong technological position and is an endorsement of the industry-leading features of our products. With a number of other design efforts for MP3 devices underway at important customers, we are well positioned to participate in the continuing growth in the worldwide MP3 player market.

The healthcare market is another significant growth area for our high performance IC solutions. Ypsomed, the worldwide leader in drug injection pens, recently launched a new generation of semi-disposable pens built around an austriamicrosystems chip. Moreover, we gained additional design projects with worldwide market leaders in the fields of digital X-ray and Computer Tomography (CT) equipment, both areas where double-digit market growth is expected over the next years. After the highly successful launch of our magnetic rotary encoder product which is ideally suited for a broad range of industrial and automotive applications, we expanded this product range by three additional products offering higher or lower resolutions and different outputs in order to target additional application areas. Overall, the industrial market showed good performance with increasing demand for our metering solutions and continuing growth with key clients in industrial automation.

In our automotive business, we saw the ongoing ramp-up of a complex ESP sensor interface for a leading international automotive electronics supplier as well as an additional important project win for our highly accurate solution for steering wheel position measurement. This demonstrates our strong position in the areas of vehicle safety and control systems, which also include the next generation Flexray high speed bus. The foundry segment continued to perform well serving a variety of high quality customers who rely on us for our extensive analog process expertise. Adding a new sales channel, we concluded distribution agreements with industry leaders Future Electronics and NuHorizons which allow us to fully address a wide range of customer segments worldwide with our expanding range of high performance standard products.

To support the future manufacturing requirements of our business, we have triggered the next capacity build-out step in our state-of-the-art wafer fab B. This modular expansion is envisaged to increase manufacturing capacity from 5,200 WSPM to 6,500 WSPM (wafer starts per month). At the same time, we have decided to initiate a ramp-down procedure for our legacy wafer fab A after 22 years of successful operation. The ramp-down procedure is expected to be completed by year-end.

Outlook

Looking forward, we see austriamicrosystems well positioned for further growth. We continue to expect our business to grow in revenues and earnings in the current year. Based on currently available information, we anticipate full year revenues for 2005 to increase by between 10 and 15% compared to last year, accompanied by substantial growth in earnings.

Unterpremstaetten, July 26, 2005

John Heugle, CEO   Michael Wachsler-Markowitsch, CFO

Consolidated Profit and Loss Statement (unaudited)

EUR thousands (except earnings per share)	Q2 2005	1st half 2005	Q2 2004	1st half 2004
Revenue Products	**32,131**	**61,816**	28,846	56,477
Revenue Foundry & Other	**8,204**	**13,750**	7,787	12,431
Total revenues	**40,334**	**75,566**	36,633	68,908
Cost of sales	**- 22,408**	**- 42,655**	- 20,848	- 39,248
Gross profit	**17,926**	**32,910**	15,785	29,661
Gross margin in %	**44%**	**44%**	43%	43%
Research and development	**- 8,337**	**- 15,053**	- 7,043	- 13,479
Selling, general and administrative	**- 5,762**	**- 11,694**	- 5,560	- 11,480
Other operating income	**631**	**2,421**	789	1,712
Other operating expenses	**- 27**	**-71**	- 216	- 363
Result from operations	**4,431**	**8,513**	3,755	6,051
Net financing costs	**- 190**	**- 491**	- 1,236	- 2,089
Income/loss before tax	**4,241**	**8,022**	2,518	3,962
Income tax expense	**- 717**	**- 1,642**	- 12,133	- 11,928
Net income/loss	**3,524**	**6,380**	- 9,614	- 7,966
Basic = diluted earnings per share in CHF [1]	**0.49**	**0.90**	- 1.48	-1.30
Basic = diluted earnings per share in EUR [1]	**0.32**	**0.58**	- 0.96	- 0.84

[1] Earnings per share for 1st half 2004 were adjusted to reflect share split effective April 15th 2004.
Earnings per share in CHF were converted using the average currency exchange rate for the respective periods.

Consolidated Balance Sheet (unaudited)

EUR thousands	as of	June 30, 2005	December 31, 2004
Assets			
Cash and cash equivalents		**20,015**	17,323
Short-term Investments		**0**	0
Trade receivables		**30,757**	38,777
Inventories		**32,907**	28,460
Other receivables and assets		**3,806**	5,095
Total current assets		**87,485**	89,655
Property, plant and equipment		**109,742**	115,883
Intangible assets		**9,947**	11,200
Investments and securities		**200**	195
Deferred tax assets		**30,953**	32,580
Other long-term assets		**0**	60
Total non-current assets		**150,842**	159,919
Total assets		**238,327**	249,574
Liabilities and shareholders' equity			
Liabilities			
Interest-bearing loans and borrowings		**36,154**	34,408
Trade liabilities		**14,013**	21,571
Provisions		**14,310**	15,335
Other liabilities		**10,337**	14,064
Total current liabilities		**74,814**	85,377
Interest-bearing loans and borrowings		**29,966**	36,337
Employee benefits		**8,334**	7,837
Deferred government grants		**5,478**	5,928
Other long term liabilities		**808**	1,568
Total non-current liabilities		**44,586**	51,670
Shareholders' equity			
Issued capital		**26,647**	26,647
Share premium		**91,417**	91,417
Translation adjustment		**-85**	- 104
Retained earnings		**949**	- 5,433
Total shareholders' equity and reserves		**118,927**	112,527
Total liabilities and shareholders' equity		**238,327**	249,574

Consolidated Cashflow Statement / Changes in Equity (unaudited)

Consolidated Cashflow Statement

EUR thousands	Q2 2005	1st half 2005	Q2 2004	1st half 2004
Operating activities				
Income/loss before tax	**4,241**	**8,022**	2,518	3,962
Depreciation (net of government grants)	**5,615**	**11,153**	5,511	10,911
Changes in employee benefits	**269**	**497**	255	543
Changes in other long-term liabilities	**- 216**	**- 271**	- 1,479	- 58
Gain/Loss from sale of plant and equipment	**0**	**0**	0	0
Net financing cost	**190**	**491**	1,236	2,089
Changes in current assets	**- 303**	**3,015**	2,326	4,225
Changes in short-term operating liabilities and provisions	**768**	**- 7,224**	- 641	- 329
Tax payments	**- 99**	**- 104**	- 32	- 40
Cash flows from operating activities	**10,463**	**15,579**	9,695	21,303
Investing activities				
Acquisition of intangibles, property, plant and equipment	**- 5,061**	**- 9,449**	- 5,938	- 9,068
Government grants received	**1,854**	**1,854**	0	0
Proceeds from sale of plant and equipment	**0**	**0**	0	0
Interest received	**269**	**478**	192	349
Cash flows from investing activities	**- 2,937**	**- 7,116**	- 5,746	- 8,719
Financing activities				
Proceeds from borrowings	**2,935**	**4,685**	0	0
Repayment of borrowings	**- 4,663**	**- 8,917**	- 45,050	- 49,812
Repayment of finance lease liabilities	**- 211**	**- 427**	-205	- 271
Interest paid	**- 581**	**- 1,112**	- 1,429	- 2,607
Changes resulting from IPO	**0**	**0**	41,785	41,785
Cash flows from financing activities	**- 2,521**	**- 5,771**	- 4,899	- 10,905
Net increase/decrease in cash and cash equivalents	**5,005**	**2,692**	- 949	1,678
Cash and cash equivalents at begin of period	**15,010**	**17,323**	10,302	7,674
Cash and cash equivalents at end of period	**20,015**	**20,015**	9,353	9,353

Changes in Equity

EUR thousands	1st half 2005	1st half 2004
Beginning of period	**112,527**	66,565
Capital increase, merger	**0**	42,713
Net profit/loss for the period	**6,380**	- 7,966
Translation adjustment	**20**	4
End of period	**118,927**	101,316

Notes on the Interim Financial Statements June 30, 2005

1. Accounting principles

The consolidated financial statements of austriamicrosystems AG and subsidiaries (the "Group") are based on the accounts of the individual subsidiaries at June 30. All figures have been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting principles applied in this half-year report correspond with the reporting policies specified in the Full Year Consolidated Financial Statements dated December 31st, 2004. This half-year report is consistent with IAS 34.

2. Segment reporting

Business segments	EUR thousands	Products	Foundry & Other	Group
1st half 2005				
Revenues		61,816	13,750	**75,566**
Result from operations		14,031	- 5,518	**8,513**
1st half 2004				
Revenues		56,477	12,431	**68,908**
Result from operations		13,308	- 7,257	**6,051**

Regions	*EUR thousands*	*EMEA* [1]	*Americas*	*Asia/Pacific*	*Group*
1st half 2005					
Revenues		56,779	12,288	6,499	**75,566**
1st half 2004					
Revenues		55,489	8,180	5,239	**68,908**

[1] Europe, Middle East, Africa

Segment information is presented in respect to the Group's business and geographical segments. The primary reporting format, business segments, comprises Analog/Mixed-Signal Products ("Products") and Full Service Foundry & Other ("Foundry & Other"). Under the "Foundry & Other" segment we show revenues from third party foundry customers and record all unallocated corporate costs. Inter-segment revenues have been eliminated, inter-segment pricing is determined on a cost basis. The secondary reporting format is structured by the three regions in which sales occur: "EMEA" which includes Europe, Middle East, Africa, "Americas" and "Asia/Pacific". Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

3. Number of employees

The average number of employees was 832 during the first half of 2005, compared to 815 during the first half of 2004.

Notes on the Interim Financial Statements June 30, 2005

4. Seasonality, economic cycles

In the past, the results varied from quarter to quarter. It is expected that these variations will continue in the future.

This report is also available in German. All figures are unaudited.

austriamicrosystems

A-8141 Schloss Premstaetten | Austria

Phone +43/3136/500-0 | Fax +43/3136/5005420

investor@austriamicrosystems.com

www.austriamicrosystems.com

austriamicrosystems introduces 46 segment LCD driver

AS1120 LCD driver is the ideal solution for standard and custom LCD displays for industrial applications

Unterpremstaetten, Austria (July 28, 2005) – austriamicrosystems further expands its display driver portfolio by introducing AS1120 a new RoHS compliant LCD driver targeted for industrial and automation markets supports alphanumeric and bar graph displays. The chip can drive up to 46 segments of non-multiplexed LCD displays and can be cascaded to increase this number. The serial interface allows for an easy integration into microprocessor based solutions with minimal interface between the display and data source.

The AS1120 achieves ultra low current consumption of 5 µA given austriamicrosystems' expertise in low power design. In addition, the AS1120 display driver offers unmatched brightness stability over a wide temperature range. Power supply input ranges from 3V to 5.5V.

Individual segment control enables custom display applications for a wide variety of needs. Applications examples include: gas stations display, process monitoring and equipment displays as well as instrumentation readouts, digital clocks, thermometers and others.

The AS1120 is available in a 64-pin PQFP package. For product specific information and to request samples please go to www.austriamicrosystems.com/03products/13_interfaces.htm.

About austriamicrosystems
austriamicrosystems AG is a leading designer and manufacturer of highly integrated analog intensive ICs. austriamicrosystems combines more than 20 years of design capabilities, product and marketing know-how with its own cutting edge analog manufacturing and test facilities. Operating worldwide with more than 800 employees, austriamicrosystems serves four strategic markets: Communications, Industry & Medical, Automotive and Full-Service Foundry. austriamicrosystems AG is listed on the SWX Swiss Exchange in Zurich (ticker symbol: AMS).
For more information, please visit the web site at www.austriamicrosystems.com.

Electronic pictures available on request or at
http://www.austriamicrosystems.com/07presscenter/presscenter_start.htm

For information contact
austriamicrosystems AG
Media Relations
Sonja Pieber-Hascher
Tel: +43 (0) 3136 500 5968
Fax: +43 (0) 3136 500 5420
press@austriamicrosystems.com
www.austriamicrosystems.com

austriamicrosystems

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

austriamicrosystems AG
A 8141 Schloss Premstaetten, Austria

T. +43 (0) 3136 500-5970
F. +43 (0) 3136 500-5420
moritz.gmeiner@austriamicrosystems.com
www.austriamicrosystems.com

Unterpremstaetten, 2005-08-03

Ladies and Gentlemen:

Re: Submission by austriamicrosystems AG under exemption pursuant to rule 12g3 2(b)
File No. 82-34824

Please find enclosed a submission of information under the exemption granted pursuant to rule 12g3 2(b) under the Securities Exchange Act of 1934. The information furnished was published by ourselves to the public and/or the SWX Swiss Stock Exchange.

List of information furnished

Document	Description of document
1.	ANNUAL REPORT 2004
2.	Invitation to annual general meeting 2005
3.	Press release dated May 10, 2005
4.	Press release dated May 11, 2005
5.	Press release dated May 12, 2005
6.	Press release dated June 07, 2005
7.	Press release dated June 08, 2005

Document	Description of document
8.	Press release dated June 13, 2005
9.	Press release dated July 26, 2005
10.	Half-year Report 2005
11.	Press release dated July 28, 2005

This letter and the information furnished herewith are furnished with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the company is subject to that Act.

Yours truly,

Moritz M. Gmeiner